Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Among
RADA ELECTRONIC INDUSTRIES LTD.,
LEONARDO DRS, INC.
and
BLACKSTART LTD
Dated as of June 21, 2022

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4.2 Capital Structure of the Company.	13
4.3 Corporate Authority; Approval and Fairness	15
4.4 Governmental Filings; No Violations; Certain Contracts, Etc.	15
4.5 Company Reports; Financial Statements; Internal Controls	16
4.6 Absence of Certain Changes	19
4.7 Litigation and Liabilities	20
4.8 Employee Benefits	20
4.9 Labor Matters	22
4.10 Compliance with Laws; Licenses	25
4.11 Takeover Statutes; Stockholder Rights Agreements	27
4.12 Environmental Matters	27
4.13 Tax Matters	28
4.14 Real Property.	31
4.15 Title to Tangible Property	31
4.16 Intellectual Property	32
4.17 Insurance	35
4.18 Company Material Contracts	36
4.19 Suppliers and Customers	42
4.20 Products	43
4.21 Transactions with Affiliates	43
4.22 Company FOCI Mitigation Agreement	43
4.23 Information Supplied	44
4.24 Brokers and Finders	44
4.25 Acknowledgement of No Other Representations or Warranties	44

Article V

Representations and Warranties of Parent and Merger Sub	45

5.1 Organization, Good Standing and Qualification	46
5.2 Capital Structure of Parent; Capitalization of Merger Sub	46
5.3 Corporate Authority; Approval	47
5.4 Governmental Filings; No Violations	48
5.5 Parent Reports; Financial Statements; Internal Controls.	48
5.6 Absence of Certain Changes	49
5.7 Litigation and Liabilities	49
5.8 Compliance with Laws	50
5.9 Tax Matters	50
5.10 Brokers and Finders	51
5.11 Affiliate Transactions	51
5.12 Solvency	51
5.13 Acknowledgement of No Other Representations or Warranties	51
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Article VI

Covenants	53

6.1 Interim Operations	53
6.2 Acquisition Proposals; Change in Recommendation	58
6.3 Prospectus/Proxy Filing; Information Supplied	62
6.4 Company Shareholders Meeting	64
6.5 Merger Proposal; Certificate of Merger	65
6.6 Cooperation; Efforts to Consummate	66
6.7 Status; Notifications	70
6.8 Information; Access and Reports	71
6.9 Stock Exchange Listing and Delisting	72
6.10 Publicity	72
6.11 Employee Benefits	72
6.12 Taxation.	74
6.13 Expenses.	74
6.14 Indemnification; Directors’ and Officers’ Insurance	74
6.15 Takeover Statutes	75
6.16 Transaction Litigation	75
6.17 Registration Rights Agreement; Cooperation Agreement; Affiliate Agreements	76
6.18 Financing Cooperation.	76
6.19 Surviving Corporation Matters.	77
6.20 Tax Rulings.	77
6.21 Exclusivity	79

Article VII

Conditions	80

7.1 Conditions to Obligation of Each Party	80
7.2 Conditions to Obligation of Parent and Merger Sub	81
7.3 Conditions to Obligation of the Company	82

Article VIII

Termination	83

8.1 Termination by Mutual Written Consent	83
8.2 Termination by Either Parent or the Company	83
8.3 Termination by Parent	83
8.4 Termination by the Company	84
8.5 Effect of Termination and Abandonment	85
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Article IX

Miscellaneous and General	87

9.1 Survival	87
9.2 Modification or Amendment; Waiver	87
9.3 Counterparts	87
9.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	88
9.5 Specific Performance	89
9.6 Notices	89
9.7 Entire Agreement	90
9.8 Third Party Beneficiaries	91
9.9 Non-Recourse	91
9.10 Fulfillment of Obligations	92
9.11 Severability	92
9.12 Successors and Assigns	92
9.13 Definitions	93
9.14 Interpretation and Construction	95
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EXHIBITS
Exhibit A    Form of Registration Rights Agreement
Exhibit B    Form of Cooperation Agreement
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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 21, 2022, is entered into by and among RADA Electronic Industries Ltd., a company organized under the laws of the State of Israel (the “Company”), Leonardo DRS, Inc., a Delaware corporation (“Parent”), and Blackstart Ltd, a company organized under the laws of the State of Israel and a wholly-owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).
RECITALS
WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “ICL”);
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), are advisable, fair to, and in the best interests of, the Company and the holders of ordinary shares, par value NIS 0.03 per share, of the Company (the “Company Ordinary Shares”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company to its creditors; (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and (c) determined to recommend that the holders of Company Ordinary Shares approve this Agreement and the Transactions;
WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined that this Agreement and the Transactions are advisable and are fair to and in the best interests of Parent and its stockholder and (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of Merger Sub and its shareholder, respectively, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (b) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”); and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:
ARTICLE I
THE MERGER
1.1The Merger.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger) in accordance with the ICL.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall (a) become a wholly-owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) continue to maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
1.2Closing.  The closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of documents, at 2:00 p.m. (Israel time) on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).
1.3Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice of the contemplated Merger (the “Merger Notice”) and the proposed date of the Closing, in which the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”), which shall occur on the Closing Date.
1.4Effect of Merger. The Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of Company Ordinary Shares or other Company Securities, (a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation, (b) all the properties, rights, privileges, powers and franchises of the

Company and Merger Sub shall vest in the Surviving Corporation, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger, in accordance with the ICL.
1.5The Articles of Association of the Surviving Corporation. The articles of association of the Company as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Corporation (the “Articles of Association”), until duly amended as provided therein or by applicable Law.
1.6The Memorandum of Association of the Surviving Corporation. The memorandum of association of the Company as in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Corporation (the “Memorandum of Association”), until thereafter amended as provided therein or by applicable Law.
1.7Proxy Agreement.
(a)The Proxy Agreement shall continue to remain in effect as of and following the Effective Time, until thereafter amended as provided therein.  The Company shall take all actions necessary and cooperate with Parent such that the Company and its Subsidiaries are covered by the Proxy Agreement at the Closing or promptly following the Closing, including by entering into a commitment letter with Parent and DCSA with respect to the same prior to the Closing.  The Parties agree that Parent, the Company and its Subsidiaries, as may be applicable, shall promptly pursue and take all actions necessary to effectuate the administrative termination of each Company FOCI Mitigation Agreement effective as of the Closing.
(b)The Parties agree that, subject to the commitment letter to be entered into with DCSA and U.S. national industrial security requirements applicable to certain Subsidiaries of the Company and the Parent, the Parties intend for the Company and its Subsidiaries, following Closing, to operate as a distinct business within the Parent’s structure, and for the officers of the Company and its Subsidiaries, as may be applicable, to be the leaders of and manage that business following Closing, pursuant to any necessary corporate authorizations, consistent with the governance and management structure of the Parent, in each case, to the extent consistent with and as more specifically provided in Section 6.19.
1.8Directors of the Surviving Corporation.  The Parties shall take all actions necessary (including, in the case of the Company, procuring the resignations of the directors of the Company, as applicable) so that the board of directors of the Surviving Corporation shall, from and after the Effective Time, be the individuals set forth on Section 1.1(c) of the Parent Disclosure Letter until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and the Memorandum of Association.
1.9Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of the Surviving Corporation shall, from and after the Effective Time, be the individuals that are officers of the Company immediately prior to the Effective Time until the board of directors of the Surviving Corporation or Parent decide otherwise or its  successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and the Memorandum of Association.
ARTICLE II
MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK
2.1Merger Consideration; Conversion of Company Ordinary Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such Company Ordinary Shares, the “Eligible Shares”) shall be converted into, and become exchangeable for one (the “Exchange Ratio”) share of Parent’s common stock, par value $0.01 per share (the “Parent Common Stock”) (such number of shares of Parent Common Stock, the “Merger Consideration”).  It is clarified that shares of Parent Common Stock issued in exchange for 102 Shares shall be deposited with the 102 Trustee, all subject to and pursuant to the provisions of Section 102(b)(2) and Section 102(b)(3) of the Ordinance and the Option Tax Ruling.  Immediately prior to the Effective Time, the shares of Parent Common Stock held by Parent US Holding will be split (rounded up to the nearest whole share), as necessary (the “Stock Split”), such that, immediately following the Effective Time and the issuance of the shares of Parent Common Stock to holders of Company Ordinary Shares and the treatment of Company Options contemplated by Section 2.5, (a) Parent US Holding will hold 80.5% of the issued and outstanding shares of Parent Common Stock on a fully diluted basis (it being understood that (i) Parent US Holding’s ownership percentage shall include 50% of any awards or other equity interests that Parent may issue pursuant to entitlements under any grants of Founder Shares, (ii) the foregoing percentage calculation shall exclude any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP and 50% of any awards or other equity interests that Parent may issue pursuant to entitlements in connection with any grants of Founder Shares and (iii) the foregoing percentage calculation shall assume a reference price for Company Options equal to the VWAP of the Company Ordinary Shares on the NASDAQ for the ten Trading Days immediately prior to the Closing Date) and (b) the holders of Company Ordinary Shares, Company Vested Options, Company Unvested Options (or Parent Stock Options pursuant to Section 2.5(a)) and other Company Securities will hold or have entitlements to 19.5% of the issued and outstanding shares of Parent Common Stock on a fully diluted basis (it being understood that the foregoing percentage calculation shall exclude any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP or the issuance of any Founder Shares) (the equity allocation contemplated by the foregoing clauses (a) and (b), the “Post-Closing Equity Split”).  In the event the Stock Split is effected, it is intended that, for U.S. federal income tax purposes, (a) the Stock Split shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (b) Parent be a party to such reorganization within the meaning of Section 368(b) of the Code, and that (c) this Agreement be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.  For illustrative purposes only, the Parent’s Chief Financial Officer has delivered to the Company’s Chief Financial Officer prior to the execution of this Agreement a correct and complete illustrative calculation (indicating for purposes of identification that such illustrative calculation is being delivered pursuant to this Section 2.1) of the fully diluted equity ownership and the basic share ownership of Parent immediately following the Effective Time, the issuance of the shares of Parent Common Stock to holders of Company Ordinary Shares, the Stock Split and the resulting Post-Closing Equity Split and the treatment of Company Options contemplated by Section 2.5.
2.2Conversion of Company Ordinary Shares.  By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this Article II, shall be deemed to have been transferred to Parent in exchange for the right to receive the Merger Consideration, and each holder of a certificate representing any of the Eligible Shares (each, a “Certificate”) and each holder of evidence of shares in book-entry account representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions pursuant to Section 3.3.
2.3Cancellation of Excluded Shares.  Each Excluded Share shall, by virtue of  the Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.
2.4Merger Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, all ordinary shares, each of par value NIS 0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to exist and be deemed as having been automatically and without further action converted into and become the Eligible Shares, which shall constitute the only outstanding ordinary shares of the Surviving Corporation on a fully diluted basis immediately following the Effective Time, and, for the avoidance of doubt, all of which shall be owned by Parent immediately following the Effective Time. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.
2.5Treatment of Equity Awards.
(a)Company Options.  As of the Effective Time, each option to purchase Company Ordinary Shares under the Stock Plans that is outstanding, whether vested (“Company Vested Option”) or unvested (“Company Unvested Option”, and collectively with the Company Vested Option, each a “Company Option”), as of immediately prior to the Effective Time shall be, without any action on the part of any holder thereof, assumed by Parent and substituted with an option to purchase shares of Parent Common Stock (the “Option Consideration”), in accordance with the terms of the New Stock Incentive Plan and stock option agreement by which it is evidenced (“Parent Stock Option”), in accordance with the terms of the Option Tax Ruling, except that from and after the Effective Time, (i) the number of shares of Parent Common Stock subject to such Parent Stock Options shall be equal to the number of Company’s Ordinary Shares subject to such Company Options immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (ii) the per share exercise price under each such Parent Stock Option shall be equal to the exercise price per Company Ordinary Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that the assumption and substitution of the Company Options for the Parent Stock Options shall be effected in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided in this Section 2.5(a), the right of each holder of a Company Option to exercise the Parent Stock Option will be subject to substantially the same terms and conditions (including the applicable vesting schedule) as were applicable to the Company Option immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements and the same rights to vesting upon a qualifying termination of employment to the extent applicable.
(b)Company Actions.  At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, shall adopt any resolutions and take any actions that are necessary to (x) effectuate the treatment of the Company Options pursuant to Section 2.5(a) and (y) cause the Stock Plans to terminate at or immediately prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Ordinary Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options.
2.6Tax Consequences of the Merger.  It is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, the Company and Merger Sub shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and that (iii) this Agreement be and is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations.
ARTICLE III
DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER
3.1Exchange Agent.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with an exchange agent selected by Parent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form comprising the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.1.  Such shares of Parent Common Stock, cash and the amount of any dividends or other distributions (that were made following the Effective Time) deposited with the Exchange Agent pursuant to this Section 3.1, being the “Exchange Fund”.  The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Parent. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the Merger

Consideration and the other payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the shares of Parent Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Merger Consideration and the other payments contemplated by this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 or other payments contemplated by this Article III may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.
3.2Procedures for Surrender.
(a)With respect to Certificates, as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent (the “Letter of Transmittal”), (iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Law, the 104H Tax Ruling, each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling in which the holder of record of each such Certificate provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7)) to the Exchange Agent.  Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (x) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such record holder and (y) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.  Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.
(b)With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such holder of Non-DTC Book-Entry Shares, including instructions for identifying the deposit account through which such Non-DTC Book-Entry Shares are held, and

(iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, and the 104H Interim Ruling, and each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling) in which the holder of record of each such Non-DTC Book-Entry Share provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.
(c)With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.
(d)No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.
(e)Shares of Parent Common Stock issued in consideration for 102 Shares, and any cash payable to beneficial holders of 102 Shares shall be transferred to the 102 Trustee to be treated in accordance with the provisions of the Option Tax Ruling.
3.3Distributions with Respect to Un-surrendered Certificates.  All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement.  No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III.  Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender.

3.4Transfers.
(a)From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such Company Ordinary Shares except the right to receive the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(b)With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, the proper number of shares of Parent Common Stock, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 3.8) to be paid upon due surrender of the Certificate and any dividends or distributions in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III.
(c)With respect to Book-Entry Shares, payment of the Merger Consideration, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.
3.5No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, Merger Sub, the Surviving Corporation or any other Party will be liable to a holder of Company Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
3.6Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by the 360th day after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.
3.7Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the

Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any unpaid non-stock dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, had such lost, stolen or destroyed Certificate been surrendered.
3.8Withholding Rights
(a)Each of Parent, Merger Sub, the Surviving Corporation, and the Exchange Agent (and anyone on its behalf, including an Israeli sub-paying agent) (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Ordinary Shares or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the applicable Payor, such withheld amounts (i) shall be timely remitted by the applicable Payor to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Ordinary Shares or Company Options in respect of which such deduction and withholding was made by such Payor. If the applicable Payor (or anyone on its behalf, including an Israeli sub-paying agent) determines that an amount is required to be deducted and withheld with respect to any such payments (other than a compensatory payment or in respect of a failure to provide applicable documentation for the elimination of such deduction or withholding), then the applicable Payor (or anyone on its behalf, including an Israeli sub-paying agent) shall provide notice to the Company as soon as reasonably practicable after such determination. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable Law.
(b)Notwithstanding Section 3.8(a) and subject to any other provision to the contrary in the Withholding Tax Ruling, the 104H Tax Ruling or the 104H Interim Ruling with respect to Israeli Taxes, and in accordance with the Exchange Agent Undertaking provided to Parent prior to the Closing Date by the Exchange Agent, pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Exchange Agent Undertaking”), the Merger Consideration payable or otherwise deliverable to any recipient hereunder (except for holders of 102 Shares and Company Options) shall be transferred to, and retained by, the Exchange Agent for the respective benefit of each such recipient for a period of 360 days from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustment pursuant to Section 3.9, from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the ITA (the “Withholding Drop Date”), during which time the Exchange Agent shall not withhold any Israeli Tax from such Merger Consideration except as provided below. During such period, each recipient may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Exchange Agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding (a “Valid Tax Certificate”).  Where a recipient submits a Valid Tax Certificate to the Exchange Agent no later than three Business Days before the Withholding Drop Date, the Exchange Agent shall withhold and timely transfer to the ITA an amount from such recipient’s portion of the Merger Consideration as specified in the Valid Tax Certificate.
(c)Notwithstanding anything to the contrary in this Agreement, with respect to any recipient of shares of Parent Common Stock (other than holders of 102 Shares or Company Options) pursuant to this Agreement, (i) the shares of Parent Common Stock shall be issued in the name of the Exchange Agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under this Section 3.8, (ii) any cash amount payable to such recipient shall not be released, and (iii) to the extent that the Exchange Agent is obliged to withhold Israeli Taxes, such recipient shall provide the Exchange Agent with the amount due with regards to such Israeli Taxes, within five Business Days from receipt of a request from the Exchange Agent to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such recipient, or alternatively, to present to the Exchange Agent a Valid Tax Certificate, or evidence satisfactory to the Exchange Agent that the full applicable Tax amount with respect to such recipient, as reasonably determined by the Exchange Agent, has been withheld.  In the event that such recipient fails to provide the Exchange Agent with the full amount necessary to satisfy such Israeli Taxes or such Valid Tax Certificate evidencing payment of the full applicable Tax amount required to be deducted with respect to such recipient within such timeframe, the Exchange Agent shall be entitled to sell such recipient’s retained shares of Parent Common Stock to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.  Any costs or expenses incurred by the Exchange Agent in connection with such sale shall be borne by such recipient of shares of Parent Common Stock.  Any such recipient of Parent Common Stock hereby waives, releases and absolutely and forever discharges Parent, the Exchange Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Parent Common Stock otherwise deliverable to such recipient in compliance with the withholding requirements under this Section 3.8.
(d)Notwithstanding anything to the contrary in this Agreement, if the Withholding Tax Ruling, the 104H Tax Ruling or 104H Interim Ruling shall be obtained and delivered to Parent, the Exchange Agent and the trustee appointed under the 104H Tax Ruling or 104H Interim Ruling, as applicable, prior to the applicable withholding date, then the provisions of the Withholding Tax Ruling, the 104H Tax Ruling or 104H Interim Ruling, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such rulings, as the case may be.
(e)Notwithstanding the above, any consideration paid or issued to a holder of Company Options or 102 Shares will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 15th day of the calendar month following the month during which the Closing occurs, unless prior to the 15th day of the calendar month following the month during which the Closing occurs, the Israeli 102 Tax Ruling (or the Interim Options Tax Ruling

or other ruling) shall have been obtained providing for no withholding or determining the withholding procedure.
(f)Any withholding made in NIS with respect to payments made hereunder in dollars will be calculated based on a conversion rate on the payment date and in such manner as the Exchange Agent determines to be in compliance with applicable Tax Law and any Tax ruling issued by the ITA.  Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.
3.9Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article VIII, the issued and outstanding Company Ordinary Shares, Company Options or other Company Securities, the Parent LTIP, the Founder Shares (including any awards or other equity interests that Parent may issue pursuant to entitlements under the Parent LTIP, including the Founder Shares), or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared or any Company Options shall have expired or been granted or terminated (which, in any event, shall be in accordance with Section 6.1), then the Merger Consideration shall be equitably adjusted to provide the holders of Company Ordinary Shares, Company Options or other Company Securities and Parent and Parent US Holding the same economic effect as contemplated by this Agreement prior to such event, including to reflect the Post-Closing Equity Split.  Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Company Reports filed with or furnished to the SEC following January 1, 2020 (the “Applicable Date”) and prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date hereof, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:
4.1Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, except in the case of the Company’s Subsidiaries (other than its Significant Subsidiaries), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  The Company has made available to Parent complete and correct copies of the Company’s Organizational Documents, each as amended prior to the execution of this Agreement, and complete and correct copies of its Subsidiaries’ Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.  Section 4.1 of the Company Disclosure Letter contains a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.
4.2Capital Structure of the Company.
(a)The authorized capital stock of the Company consists of 100,000,000 Company Ordinary Shares, of which 49,717,563 shares were issued and outstanding as of 5:00 p.m. (Israel time) (the “Equity Reference Time”) on the Business Day preceding the date of this Agreement. All of the outstanding Company Ordinary Shares have been, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized validly issued, fully paid and nonassessable. The Company has no Company Ordinary Shares reserved for issuance, except that the Company had initially reserved 3,000,000 Company Ordinary Shares for issuance pursuant to the Company’s 2015 Share Option Plan (the “2015 Plan”) and 5,000,000 Company Ordinary Shares for issuance pursuant to the Company’s 2021 Equity Incentive Plan (the “2021 Plan”, together with the 2015 Plan, the “Stock Plans”), of which, as of the date of this Agreement, 7,939,223 Company Ordinary Shares in the aggregate are subject to outstanding awards under the Stock Plans and 148,766 Company Ordinary Shares in the aggregate are reserved for future issuance pursuant to the Stock Plans.  Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”). The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)The Company’s Chief Financial Officer has delivered to Parent’s Chief Financial Officer prior to the execution of this Agreement a correct and complete listing (indicating for purposes of identification that such list is being delivered pursuant to Section 4.2(b) of this Agreement) of all outstanding Company Options as of the Equity Reference Time, setting forth with respect to each Company Option: the name of the holder or beneficial holder of such Company Option, the number of Company Ordinary Shares subject to such Company Option, grant date, vesting schedule, exercise or reference price, whether each such Company Option is a 3(i) Option or 102 Option and, for 102 Options, the date of deposit of such Company Option with the 102 Trustee.  Except as expressly set forth in Section 4.2(a) or this Section 4.2(b), there are no preemptive rights, anti-dilution rights, rights of first refusal, rights of first offer or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind with respect to or that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Company Ordinary Shares in accordance with the terms of the Stock Plans, such Company Ordinary Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Since the Equity Reference Time, no Company Ordinary Shares or other Company Securities have been issued and no Company Options have been granted or promised or committed to be granted, and the Company has not assumed any obligation with respect to any Company Options, since the Equity Reference Time.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Ordinary Shares pursuant to the terms of the Stock Plans.
(c)Each Company Option (i) was granted in compliance with all applicable Law and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Company Ordinary Share equal to or greater than the fair market value of a share of Company Ordinary Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board actually awarded such Company Option, and (iv) qualifies for the Tax and accounting treatment afforded to such Company Option, in the Company’s Tax Returns and the Company Reports, respectively.
(d)Section 4.2(d) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.
(e)There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the

Company or any of its Subsidiaries, or restricting any Person from selling, pledging or otherwise disposing of any Company Ordinary Shares.
4.3Corporate Authority; Approval and Fairness.
(a)The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to the approval of this Agreement and the Transactions by the affirmative vote of the holders of at least a majority of the outstanding Company Ordinary Shares voted in person or by proxy on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).
(b)The Company Board, at a meeting duly called and held in compliance with the requirements of the ICL and the Company’s Organizational Documents, has unanimously (i) determined that the Transactions are fair to, and in the best interests of, the Company and the holders of the Company Ordinary Shares and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement; and (iii) determined to recommend that the holders of Company Ordinary Shares approve this Agreement and the Transactions (the “Company Recommendation”).  The Company Board has received the opinion of its financial advisor, Evercore Group L.L.C., to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Company Ordinary Shares, a copy of which opinion has been delivered to Parent solely for informational purposes.
4.4Governmental Filings; No Violations; Certain Contracts, Etc.
(a)Other than the (i)  filing the IIA Notice and obtaining the Investment Center Approval, (ii) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iv) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (v) filings and other Approvals as may be required to be made with NASDAQ and TASE, (vi) Approvals under state securities, takeover and “blue sky” Laws, (vii) CFIUS Approval, (viii) ILA Approval, (ix) MOD Approval, (x) MOC Notice and (xi) Continuing Business License (collectively, the “Company Approvals”), no Approvals are required to be made by the Company or any of its Subsidiaries with, nor are any required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the

Company and the consummation of the Transactions, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(b)The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.4(a), under any Law to which the Company or any of its Subsidiaries is subject or by which any of their assets are bound, (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries or (iv) any breach or violation of any of the terms or requirements of, or give a Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Licenses, or any benefit provided or available under any Government Grant or other Licenses that is held by the Company or any of its Subsidiaries, except, in the case of clause (ii), (iii) or (iv) above, as would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  Section 4.4(b) of the Company Disclosure Letter sets forth a correct and complete list of Company Material Contracts entered into prior to the date of this Agreement pursuant to which notices, consents or waivers are or may be required prior to or in connection with the consummation of the Transactions (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).
4.5Company Reports; Financial Statements; Internal Controls.
(a)The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act and the TASE and the ISA pursuant to applicable Law since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC, the TASE and the ISA since the Applicable Date and those filed or furnished to the SEC, the TASE and the ISA subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law.  As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC, the TASE and/or the ISA subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.
(b)The Company is in compliance in all material respects with the corporate governance rules under the Israeli Companies Law, and the listing and corporate governance rules and regulations of NASDAQ.  The Company Ordinary Shares are not listed on any stock exchange other than the TASE and NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.
(c)Following the consummation of the Transactions, the Company will not be required to be an SEC or ISA registrant, nor will it be required to file periodic or other reports to the SEC, ISA, NASDAQ or TASE.
(d)There are no outstanding unresolved comments with respect to any of the Company Reports received by the Company in any written communication from the SEC, NASDAQ, ISA or TASE.  To the Knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC, NASDAQ, TASE or ISA or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board or other similar accounting board.
(e)The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and the ISA and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly owned Subsidiary of the Company or its accountants.

(f)The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (x) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (y) any communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the TASE and NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.  Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.  The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law.  No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.  Since January 1, 2019, neither the Company Board, the audit committee of the Company Board of Directors nor any Persons listed on Section 9.13 of the Company Disclosure Letter has received any written or, to the Knowledge of the Company, oral notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.
(g)Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) complied as of their respective dates of filing with SEC and TASE, as the case may be, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and ISA, as the case may be, with respect thereto.
(h)Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 4.5(h), “principal executive officer” and “principal financial officer” have the meanings given to such terms in Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
(i)Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or the Company Reports.
(j)The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the Ordinary Course, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.  The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Law in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to, the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement. All such corporate records and minute books of the Company and each of its Subsidiaries have been made available to Parent.
4.6Absence of Certain Changes.
(a)Since December 31, 2021 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not occurred any other action or event that would have required the consent of Parent pursuant to Section 6.1(a) if such action or event occurred after the date of this Agreement.
(b)Since December 31, 2021, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
4.7Litigation and Liabilities.
(a)There are no material Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.
(b)Except for obligations and liabilities (i) reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement and following the Applicable Date, (ii) incurred in the Ordinary Course, (iii) incurred in connection with this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries.
(c)Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
4.8Employee Benefits.
(a)Section 4.8(a) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (other than employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a Company Benefit Plan listed on Section 4.8(a) of the Company Disclosure Letter) and separately identifies each Company Benefit Plan that is maintained primarily for the benefit of Company Employees outside of the United States (a “Non-U.S. Company Benefit Plan”).
(b)With respect to each Company Benefit Plan, the Company has made available to Parent prior to the date hereof, or if not, will make available to Parent promptly after the date hereof (and in any event prior to the Closing Date), to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any material amendments thereto, and all related trust documents, insurance contracts or other funding vehicles; provided that for any employment agreement or offer letter establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than through a Company Benefit Plan listed on Section 4.8(a) of the Company

Disclosure Letter, a form of such employment agreement or offer letter has been provided, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, and (iii) all material correspondence to or from any Governmental Entity or provident fund received in the last three years with respect to any Company Benefit Plan.
(c)(i) Each Company Benefit Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Company Benefit Plans, has been established, operated and administered in compliance in all material respects with its terms and applicable Law, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior three (3) plan years have been paid or accrued in accordance with GAAP and (iii) there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.
(d)With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two (2) most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto).
(e)Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.
(f)Neither the Company nor any Company ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.
(g)Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six (6) years.
(h)No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(i)Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(j)Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.  No Company Option triggers any liability for the holder thereof under Section 409A of the Code.
(k)Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.
(l)Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(m)Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(n)All Non-U.S. Company Benefit Plans comply with applicable local Law, and all such plans that are intended or required by Law to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with GAAP. As of the date of this Agreement, there are no material Proceedings pending or, to the Knowledge of the Company, threatened, relating to any Non-U.S. Company Benefit Plan.
4.9Labor Matters.
(a)Neither the Company nor any of its Subsidiaries is or ever was a party or otherwise subject to any collective bargaining agreement (either special or general) or other agreement with a labor union or labor organization, and to the Knowledge of the Company, there are no (and, in the three (3) years immediately preceding this Agreement, there have not been any) activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.
(b)As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, claim against the Company of any unfair labor practice, other union dispute, or union arbitration or union grievance pending or, to the Knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. In the three (3) years immediately preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.
(c)In the four (4) years immediately preceding the date of this Agreement, to the Knowledge of the Company, no allegations of sexual harassment have been made against any current or former officer or director of the Company or any of its Subsidiaries. In the four (4) years immediately preceding the date of this Agreement, neither the Company nor any of its Affiliates have been involved in any Proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any current or former officer or director of the Company or any of its Subsidiaries.
(d)Solely with respect to employees who reside or work in Israel or to whom Israeli Law applies, but excluding any consultants, sales agents or other independent contractors (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963, vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated financial statements in accordance with GAAP, (iii) without limiting the generality of the foregoing, except for those Persons set forth on Section 4.9(d) of the Company Disclosure Letter, the Section 14 Arrangement under the Israeli Severance Pay Law - 1963 applies to the Israeli Employees as of their start date of employment with the Company or any of its Subsidiaries based on their entire determining salary; and (iv) the Company and the Company’s Subsidiaries are in compliance in all material respects to the Company and its Subsidiaries, taken as a whole, with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Wage Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, Foreign Employees Law-1991, and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Entity. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company or its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers (“Contractors”) who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits, and all such Contractors were correctly classified as such.  Other than their salaries, all Israeli Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions.
(e)The employment of each of the employees of the Company or any of its Subsidiaries is terminable with no more than three months’ prior notice.  Other than in the Ordinary Course, neither the Company nor any of its Subsidiaries made any promises or commitments to any Company Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits.
(f)No person who has not yet commenced employment and would have on commencement of employment an annualized base salary in excess of $150,000 has accepted an offer of employment made by the Company or any of its Subsidiaries and no Company Employee whose annualized base salary was in excess of $150,000 was given a notice of termination of employment in the last six (6) months prior to the date of this Agreement. No officer of the Company has been dismissed in the six (6) months prior to the date of this Agreement.
(g)All Company Employees have executed the Company’s standard employment agreements and standard restrictive covenants agreements, where permissible and consistent with applicable Law, representative samples of which have been provided to Parent prior to the date of this Agreement.  No Company Employee is or was engaged by the Company or any of its Subsidiaries without a written contract or offer letter or without having executed an agreement concerning intellectual property, confidentiality and non-competition, subject to any limitations with respect to the foregoing under applicable Law.
(h)Neither the Company nor any of its Subsidiaries has any material outstanding obligations of any nature to any of their former employees, and the termination of any such employees was conducted in compliance in all material respects with all applicable Laws and Contracts.

(i)To the Knowledge of the Company, no Persons set forth on Section 4.9(i) of the Company Disclosure Letter (the “Key Employees”) as of the date of this Agreement of the Company or any of its Subsidiaries: (i) has received an offer to join a business that is competitive with the Company’s business as currently conducted (including any businesses in which the Company has taken active steps to engage); or (ii) is in violation of any material term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business or to the use of trade secrets or proprietary information of others.
4.10Compliance with Laws; Licenses.
(a)The businesses of each of the Company and its Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(b)No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same since January 1, 2017, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and the Company has not received any written or, to the Knowledge of the Company, oral notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.
(c)The Company and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary to conduct their respective businesses, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.  No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, (i) neither the Company nor any of its Subsidiaries has received written notice of any Proceeding relating to (A) any actual or alleged violation of, or failure to comply with, any term or requirement of any such License or (B) any actual or proposed revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such License; (ii) to the Knowledge of the Company, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (A) constitutes or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such License or (B) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such License; and (iii) all applications required to have been filed for the renewal of each such License have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to each such License have been duly made on a timely basis with the appropriate Governmental Entity.
(d)The Company, its Subsidiaries and their respective Representatives are in compliance with and since January 1, 2017 have complied in all material respects with the FCPA, the UK Bribery Act 2010, the Israeli Penalty Law-1977, the Israeli Prohibition on Money Laundering Law-2000 and the provisions of all other anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries (collectively, the “Anticorruption Laws”). Since January 1, 2017, none of the Company, any of its Subsidiaries or any of their respective Representatives have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any Person, including any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such Person to obtain or retain business, or direct business to any person or to secure any other benefit or advantage in each case in violation of any Anticorruption Laws. The Company and its Subsidiaries (x) have instituted policies and procedures designed to ensure compliance with the Anticorruption Laws and (y) have maintained such policies and procedures in force.
(e)There are no pending, or to the Knowledge of the Company, threatened Proceedings against the Company, any of its Subsidiaries or any of its or their Representatives (in each case as it relates to the Company or any of its Subsidiaries) with respect to any Anticorruption Laws.  Since January 1, 2017, neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries), has received written or, to the Knowledge of the Company, oral notice of (i) any investigation by or request for information from a Governmental Entity relating to any actual or possible violation of Anticorruption Laws by the Company, any of the Subsidiaries or any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and other business intermediaries) (in each case as it relates to the Company or any of its Subsidiaries), or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Anticorruption Laws by the Company, any of the its Subsidiaries or any Representatives of the Company or any of its Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or any of its Subsidiaries).
(f)Since January 1, 2012, the Company and each of its Subsidiaries and its and their respective Representatives (i) have been in compliance with all applicable Sanctions and Trade Control Laws, (ii) has obtained all required Licenses pursuant to the Trade Control Laws, from relevant Governmental Entities, including the Israeli Ministry of Defense, the Israeli Ministry of Economy and Industry, the U.S. Department of Commerce, the U.S. Department of

the Treasury, and the U.S. Department of State, (iii) has not been subject to any Proceedings or penalties by any Governmental Entity with respect to any potential violation arising under or relating to any Sanctions or any Trade Control Laws, (iv) has maintained a registration with the Israeli Ministry of Defense’s Defense Export Control Agency under the Defense Export Control Law-2007, and the U.S. Department of State’s DDTC and no such registrations have lapsed, (v) has not conducted, directly or indirectly, any business in any Sanctioned Jurisdiction or with any Sanctioned Person or otherwise engaged in any transactions, or otherwise dealt directly or indirectly, with any Person with whom Persons are prohibited from dealing under the Trade Control Laws and (vi) is not a Sanctioned Person or owned or controlled by (as applicable) a Sanctioned Person.  Each of the Company and its Subsidiaries currently possesses all export control Licenses and other material Licenses under any Trade Control Laws to operate the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries are in compliance with all such export control Licenses and other material Licenses under any Trade Control Laws in all material respects.  The Company and its Subsidiaries also (A) have instituted policies and procedures designed to ensure compliance with any Sanctions and Trade Control Laws in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (B) has maintained such policies and procedures in force.  Neither the Company nor any of its Subsidiaries has since January 1, 2017 (1) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions or Trade Control Laws or (2) received any written or, to the Knowledge of the Company, oral notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions or Trade Control Laws.
(g)The Company has no Knowledge of, and has never been informed or made aware of (whether verbally or in writing), any interest, intention or plan by any Governmental Entity, including the Israeli Ministry of Defense, Office of the Prime Minister or Ministry of Economy and Industry, to designate the Company as a “Defense Corporation”, as such term is defined in the Defense Corporation Law (Protection of Defense Interests)-2006.
4.11Takeover Statutes; Stockholder Rights Agreements.
(a)No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Company Ordinary Shares, or the Transactions.  The Company Board has taken all action necessary to exempt, and to make not subject to, the execution of this Agreement and the Transactions, under the Israeli Companies Law or any state takeover Law or state Law that limits or restricts business combinations or the ability to acquire or vote shares.
(b)The Company has no rights plan, “poison-pill” or other comparable agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
4.12Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries have complied with all applicable Environmental

Laws; (b) no property currently or formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is liable for any Hazardous Substance disposal or contamination on any third party property; (d) neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (e) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; (f) to the Knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (g) the Company has delivered to Parent, prior to the date of this Agreement, correct and complete copies of all final environmental reports, studies, assessments, sampling data and other environmental information accessible or controlled by the Company relating to Company or its Subsidiaries or their respective current and former properties or operations.
4.13Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(a)The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied with all information reporting (and related withholding) and record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(b)The Tax Returns of the Company for all years up to and including 2016 are closed, and are not subject to any further review or audit by the relevant Tax authority. The Tax Returns of the Company’s Subsidiaries have never been examined by any Tax authority.
(c)No claim, assessment or deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries. There are no Proceedings pending or, to the Knowledge of the Company, threatened in writing regarding any Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)In the last six years, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed.
(e)The Company has made available to Parent correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.
(f)There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.
(g)Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).
(h)Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of a group filing an affiliated, combined, unitary, consolidated or similar Tax Return (other than a group the common parent of which was the Company or RADA Sensors) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, by contract or otherwise.
(i)Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(j)Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(k)Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement entered into prior to the Closing Date, installment sale or open transaction entered into prior to the Closing Date, any accounting method change made prior to the Closing Date or agreement with any Tax authority entered into prior to the Closing Date, any prepaid amount received on or prior to the Closing Date, any intercompany transaction entered into prior to the Closing Date or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) created prior to the Closing Date, or any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.
(l)Neither the Company nor any of its Subsidiaries is subject to restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

(m)There are no Tax rulings, requests for rulings or technical advice, “taxation ruling or decision” (‘Hachlatat Misui’) or requests for changes in accounting methods or closing agreements relating to Taxes for which the Company or any of its Subsidiaries may be liable that could affect the Company or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.
(n)Neither the Company nor any of its Subsidiaries has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006.  Neither the Company nor any of its Subsidiaries is subject to any reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.
(o)The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.
(p)The Company is duly registered for the purposes of Israeli value added tax (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.
(q)Neither the Company nor any of its Subsidiaries has ever made any election to be treated or claimed any benefits as a “Benefited Enterprise” (Mifaal Mutav), nor did it taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other benefits under the Law for Encouragement of Capital Investments, of 1959.
(r)The Company has not declared or distributed a dividend from earnings that were not subjected to Israeli corporate income Tax including from annual profits on revaluation (רווחי שערוך - Revhei Shi'rookh).
(s)Each Stock Plan is intended to qualify as a capital gains route plan under Section 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA.  All 102 Shares and 102 Options which were issued under any Section 102 Plan were and are currently in compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the grant of 102 Options only following the lapse of the required 30-day period from the filing of the Section 102 Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the option holders (including the execution by each holder of Company 102 Options and Company 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance), the appointment of an authorized trustee to hold the Company Options and Company Ordinary Shares, and the due deposit of such 102 Options and 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012.
4.14Real Property.
(a)The Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.  The Company has delivered or made available to Parent complete and accurate copies of each instrument evidencing ownership of the Company Owned Real Property by the Company or any of its Subsidiaries, as applicable.
(b)With respect to the Leased Real Property, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries have received a written or, to the Knowledge of the Company, oral notice of a breach or default under such lease or sublease, and, to the Knowledge of the Company, no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, that would be material to the Company or prevent, materially delay or materially impair the consummation of the Transactions.  The Company or its Subsidiary, as applicable, hold valid leasehold interests in the Leased Real Property, free and clear of all Encumbrances except for Permitted Encumbrances.
(c)Section 4.14(c) of the Company Disclosure Letter contains a correct and complete list of all Owned Real Property and Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Owned Real Property and Leased Real Property, (ii) identifying whether such property is Owned Real Property or Leased Real Property and (iii) a correct street address and such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property.  No real property other than the Owned Real Property and the Leased Real Property is used, occupied or held for use by the Company or any of its Subsidiaries.
(d)Neither the Company nor any of its Subsidiaries has entered into a Contract granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Owned Real Property or the Leased Real Property.
4.15Title to Tangible Property.
(a)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules).
(b)All tangible properties and assets reflected therein are held free and clear of all Encumbrances, except for Encumbrances reflected on consolidated balance sheets included in or incorporated by reference into the Company Reports or that are otherwise not material to the Company or any of its Subsidiaries.
4.16Intellectual Property.
(a)Section 4.16(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of (i) all Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries and that are Registered (“Registered Intellectual Property Rights”), indicating for each item, as applicable, the registration or application number, the registration or application date, and the applicable filing jurisdiction or Internet domain name registrar, and (ii) material Software or Trademarks owned by the Company or any of its Subsidiaries that are not Registered.
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(i)The Company and its Subsidiaries own or have sufficient and valid rights to use all Intellectual Property Rights used in or necessary for the conduct of their respective businesses, all of which rights shall survive the consummation of the Transactions, without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights.
(ii)The Company and its Subsidiaries solely and exclusively own all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances).
(iii)All Registered Intellectual Property Rights that are owned by or exclusively licensed to the Company or any of its Subsidiaries are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Governmental Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Rights.
(iv)No Software (or products or services containing or using Software) sold, licensed, conveyed or distributed by the Company or any of its Subsidiaries contains, is derived from, or links to any Software that is governed by an Open Source License.  The Company and its Subsidiaries are in compliance with all Open Source Licenses to which any Software used by the Company or any of its Subsidiaries is subject.  Neither the Company nor its Subsidiaries have used any Software that is governed by an Open Source License in a way that would, pursuant to the terms of such Open Source License, require the Company or its Subsidiaries to disclose, license or distribute any of their products in source code form, cause any of their trade secrets to become publicly disclosed, license any of their products for the purpose of making modifications or derivative works, or make any of their products redistributable at no charge (or restricted from doing any of the foregoing).
(v)No Person other than the Company or its Subsidiaries (and its and their respective employees and authorized contactors) has or has had possession of any source code for any Software that is owned or developed by or on behalf of the Company or any of its Subsidiaries.
(vi)Neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar communication within the five-year period prior to the date of this Agreement (A) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, or (B) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly.
(vii)To the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and in the five (5) year period prior to the date of this Agreement has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person.
(viii)To the Knowledge of the Company, within the five-year period prior to the date of this Agreement, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries.
(ix)The IT Assets owned, used or held for use by the Company or any of its Subsidiaries are sufficient for the current needs of the businesses of the Company and its Subsidiaries, and to the Knowledge of the Company, in the five-year period prior to the date of this Agreement, there has been no unauthorized access to or unauthorized use of (A) any such IT Assets, (B) any information stored on or processed by such IT Assets, or (C) any confidential or proprietary information of any Person that is in the Company’s or any of its Subsidiaries’ possession or control.
(x)To the Knowledge of the Company, the IT Assets owned by, or licensed to, the Company or any of its Subsidiaries, used in the Company’s or any of its Subsidiaries’ products or otherwise incorporated into the Company’s or any of its Subsidiaries’ products do not contain any Malicious Code.  The Company and each of its Subsidiaries employ reasonable measures, as customary in the industry, to scan the Company’s or any of its Subsidiaries’ products listed for Malicious Code.
(xi)Neither the Company nor any of its Subsidiaries have experienced any disruption in or to the operation of the Company’s or any of its Subsidiaries’ business as a result of any substandard performance or defect in any part of the IT Assets owned or used by the Company or any of its Subsidiaries, whether caused by any viruses, bugs, worms, software bombs, hardware malfunctions or otherwise.

(xii)The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and, to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or otherwise discovered by any Person except pursuant to bona-fide valid and enforceable non-disclosure agreements that have not been breached by such Person.
(xiii)Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries has signed a valid and enforceable agreement containing (A) an irrevocable present assignment to the Company or its Subsidiary, as appropriate, of all such Intellectual Property Rights and (B) an irrevocable and explicit waiver of all non-assignable rights under any applicable Law (including all moral rights and rights to receive royalties in connection with any Intellectual Property Rights).  To the Knowledge of the Company, no such Person retains any right, title or interest in or to any such Intellectual Property Rights and no such contract is the subject of any dispute or past or present breach or default by any Person.
(xiv)None of the Persons who are or were employees or contractors of the Company or any of its Subsidiaries and involved in the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries: (A) served or currently serve in the Israel Defense Forces (the “IDF”) in parallel with their work (or within one year prior to the commencement of such work) with the Company or any of its Subsidiaries and was involved in the development of any invention or works that were within the scope of his or her functions or within the scope of work of the unit in which he or she served in the IDF; (ii) were or are employed in parallel with their work with the Company or any of its Subsidiaries by any Governmental Entity or academic institution; or (iii) were or are engaged by or involved with any third party in a way which may give that third party any rights in any of the Company’s or any of its Subsidiaries’ Intellectual Property Rights.
(xv)(A) Neither the Company nor any of its Subsidiaries has developed any Intellectual Property Rights through the application of any financing or support made available by any Government Grant, or through the assistance or use of the facilities of a university, college, other educational institution, research center, or other similar institutions, and (B) no Intellectual Property Rights owned or licensed to the Company or any of its Subsidiaries (other than commercial off-the-shelf Software that have been granted on standardized, generally available terms and Open Source Licenses) is subject to any assignment, grant-back, license, march-in or other right, or prohibitions or restrictions of any Governmental Entity, including as a result of any Government Grants.
(xvi)The Company and its Subsidiaries established and implemented policies and organizational, physical, administrative and technical measures regarding privacy, cyber security and data security that are consistent with (A) reasonable practices in the industry, (B) any written contractual commitments of the Company or any of its Subsidiaries, and (C) any publicly-facing statements or policies adopted by the Company or any of its Subsidiaries (such policies and measures, collectively, the “Privacy and Security Policies”).

(xvii)The Company and each of its Subsidiaries have (1) complied with all of their respective Privacy and Security Policies and contractual obligations, and all applicable Law, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information and (2) used commercially reasonable measures designed to ensure the confidentiality, privacy and security of Personal Information and to protect such Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse, and the Company and each of its Subsidiaries have commercially reasonable safeguards in place designed to protect Personal Information from unauthorized access.  To the Knowledge of Company, no Person has gained unauthorized access to or misused any Personal Information in the Company’s or any of its Subsidiaries’ possession or control.
(xviii)If the Transactions result in a transfer of Personal Information from Company or its Subsidiaries to Parent, such transfer will not violate any applicable Laws or the Company’s or any Subsidiary’s Privacy and Security Policies as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained, provided that Purchaser undertakes to be bound by the applicable privacy policy, including use of the Personal Information consistent with such privacy policy.
(xix)In connection with each third-party servicing, outsourcing or similar arrangement involving Personal Information acquired from or with respect to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries have contractually obligated any service provider to (A) comply with the applicable Law with respect to Personal Information, (B) take steps to protect and secure Personal Information from unauthorized disclosure, (C) restrict use of Personal Information to those authorized or required under the servicing, outsourcing or similar arrangement, and (D) certify or guarantee the return or adequate disposal of Personal Information.
(xx)The Company and each of its Subsidiaries have not received any written notice of any claims, demands, investigations, or alleged violations of applicable Laws, including from Governmental Entities, with respect to Personal Information possessed by or otherwise subject to the control of the Company or any of its Subsidiaries, and to the Company’s Knowledge, there are no facts or circumstances which could form the basis for any such claim, demand, investigation or violation.
4.17Insurance.  All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent correct and complete copies of the Insurance Policies.  Each Insurance Policy is legal, valid, binding and in full force and effect and all premiums due with respect to all Insurance

Policies have been paid or accrued (and if accrued, such premium payments are not overdue), and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no claim pending under any insurance policies of the Company and its Subsidiaries.
4.18Company Material Contracts.
(a)Except for this Agreement, or as otherwise set forth on Section 4.18 Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:
(i)any Contract for the lease of real or personal property providing for annual payments of more than one hundred fifty thousand dollars ($150,000) individually or more than three hundred thousand dollars ($300,000) in the aggregate;
(ii)any Contract that is reasonably likely to require, during the remaining term of such Contract, either (A) annual payments to or from the Company and its Subsidiaries of more than five hundred thousand dollars ($500,000) or (B) aggregate payments to or from the Company and its Subsidiaries of more than one million dollars ($1,000,000);
(iii)any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture or in which the Company or any of its Subsidiaries owns more than a 10% voting or economic interest, or any interest valued at more than one hundred fifty thousand dollars ($150,000) without regard to percentage voting or economic interest;
(iv)any Contract (A) relating to Indebtedness in excess of one hundred fifty thousand dollars ($150,000), (B) that materially restricts the Company’s and its Subsidiaries’ ability to incur indebtedness or guarantee the indebtedness of others or (C) that grants an Encumbrance (other than a Permitted Encumbrance) or restricts the granting of Encumbrances on any property or asset of the Company or its Subsidiaries;
(v)any Contract involving the payment or receipt of royalties or other amounts, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, of more than one hundred fifty thousand dollars ($150,000) in the aggregate calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries;
(vi)any Contract pursuant to which notices, consents or waivers are or may be required prior to or in connection with the consummation of the Transactions;
(vii)any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the Ordinary Course;

(viii)any Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates, (C) subjects the Company or any of its Subsidiaries or Parent or any of its Affiliates to any “most-favored nation” provision, “take or pay” or minimum purchase or supply requirements, (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or (E) pursuant to which a third party is granted exclusivity rights;
(ix)any Contract pursuant to which (i) any license, covenant not to sue, release, waiver, option or other right is granted under any material Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries, or (ii) any Person has granted any license, covenant not to sue, release, waiver, option or other right under any Intellectual Property Rights or IT Assets to the Company or any of its Subsidiaries that is material to their businesses, other than non-exclusive licenses for off-the-shelf Software that have been granted on standardized, generally available terms, or other Contracts having an aggregate value of less than five hundred thousand dollars ($500,000);
(x)any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;
(xi)any Related Party Contract;
(xii)any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably likely to result in payments with a value in excess of one hundred fifty thousand dollars ($150,000) in any 12-month period;
(xiii)any Contract with respect to the settlement or other resolution of any Proceeding that has any material continuing obligation, liability or restriction on the part of the Company or any of its Subsidiaries or that would require the Company or any of its Subsidiaries to pay consideration of more than one hundred fifty thousand dollars ($150,000);
(xiv)any Contract with a Company Top Customer or a Company Top Supplier;
(xv)any Company FOCI Mitigation Agreement or other agreement or arrangement with the DCSA or any other Governmental Entity that impacts governance or operations of the Company or any of its Subsidiaries;
(xvi)any Contract for capital expenditures requiring future payments by the Company or any of its Subsidiaries in excess of three hundred thousand dollars ($300,000) with respect to any project or series of related projects;

(xvii)any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any capital stock of the Company or any of its Subsidiaries, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any capital stock of the Company or any of its Subsidiaries or (C) providing the Company or any of its Subsidiaries with any right of first refusal or right of first offer with respect to, or right to purchase or otherwise acquire, any securities;
(xviii)any Contract providing for the disposition or acquisition by the Company or any of its Subsidiaries directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests for consideration in excess of one hundred fifty thousand dollars ($150,000) (other than acquisitions of inventory, equipment or raw materials in the Ordinary Course) or containing material continuing indemnification obligations, “earn-out” provisions or other material contingent payment obligations; or
(xix)any Contract or subcontract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, and where the ultimate counter-party to the Contract (or, in the case of a subcontract, the end-customer) is a Governmental Entity (each, a “Company Government Contract”), including any Contract providing for (A) Government Grants from the IIA, the Investment Center or any other Israeli Governmental Entity, which Government Grant is extended to support the Company’s research and development operations, or (B) material Government Grants from any other Governmental Entity.
Each Contract constituting any of the foregoing types of Contract described in clauses (i) – (xix) together with any material Contract filed by the Company as a “material contract” pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act since the end of the most recently completed fiscal year, other than those that have expired in accordance with their terms, and including all amendments, exhibits and schedules to each such Contract from time to time, shall be a “Company Material Contract”.
(b)A copy of each Company Material Contract has been made available to Parent.  Each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. There is no default under any such Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred (including any action taken or failed to be taken by the Company or its Subsidiaries) or circumstances exist that with or without the lapse of time or the giving of notice or both would constitute a default under, would result in the acceleration of any obligation or loss of a benefit of the Company or any of its Subsidiaries pursuant to, result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, or give rise to a right of termination or cancellation pursuant any Company Material Contract, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has received any written notice from any other party to any such Company Material Contract that such party intends to terminate, or not renew, any such Company Material Contract.
(c)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries:
(i)Each Company Government Contract was legally awarded under applicable procurement Law or otherwise, is binding on the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception and is in full force and effect, and no Government Bid is currently the subject of bid or award protest proceedings.
(ii)Since January 1, 2017, the Company and its Subsidiaries have complied in all material respects with the terms and conditions of each Company Government Contract and Government Bid as required, including all material clauses, material provisions and material requirements incorporated expressly by reference or by operation of Law therein.
(iii)All material representations, material certifications and material disclosures made by the Company and its Subsidiaries with respect to any Company Government Contract or Government Bid were current, accurate and complete at the time of disclosure (or have been corrected or otherwise finally resolved with the applicable Governmental Entity or, in the case of a subcontract, with the prime contractor) as of their effective date.  Neither the applicable Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries, in writing or, to the Company’s Knowledge, orally, that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract and Government Bid.  Neither the Company nor any of its Subsidiaries has received written notice from any party to a Company Government Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under such Company Government Contract.
(iv)Neither the Company nor any of its Subsidiaries is presently subject to any notice of termination for convenience, notice of termination for default, stop work order, cure notice or show cause notice (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements) (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any) pertaining to any Company Government Contract, and no Governmental Entity has, to the Knowledge of the Company, threatened to issue any such notice as to any active Company Government Contract. Neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice from any Governmental Entity pertaining to any Company Government Contract indicating that it intends to cancel or otherwise adversely modify its relationship with the Company or its Subsidiaries.
(v)Since the Applicable Date, no written or, to the Company’s Knowledge, oral claim (other than any such claim that has been formally corrected or otherwise finally resolved with the U.S. Government) under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) has been made or has been pending against the Company or its Subsidiaries in connection with any Company Government Contract. Since the Applicable Date, the Company has not received notice of any written or, to the Company’s Knowledge, oral claim under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) against the Company or its Subsidiaries in connection with any Company Government Contract.
(vi)To the Knowledge of the Company, there exists no outstanding material asserted disputes or claims between the Company or any of its Subsidiaries, on the one hand, and either a Governmental Entity or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Company Government Contract or Government Bid.
(vii)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has received any adverse or negative past performance evaluations or ratings in connection with any Company Government Contract by any Governmental Entity and (B) no facts exist that would reasonably be expected to result in adverse or negative past performance evaluations or ratings by any Governmental Entity on any Company Government Contract.
(viii)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has been the subject of a finding of non-responsibility or ineligibility for government contracting and (B) neither the Company, any of its Subsidiaries nor any director or officer of the Company or its Subsidiaries has been debarred or suspended, or to the Knowledge of the Company, proposed for a finding of debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements).
(ix)Since January 1, 2017, no costs incurred by the Company or any of its Subsidiaries pertaining to any individual Company Government Contract have been proposed for disallowance in a Defense Contract Audit Agency audit report, or deemed finally disallowed, in each case, in writing by a Governmental Entity, which costs have not been reserved or otherwise reflected in the consolidated financial statements of the Company and its Subsidiaries.  No payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, and the Company and its Subsidiaries are entitled to all progress or other payments received to date with respect thereto.
(d)Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers, employees, or to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or criminal information by any Governmental Entity with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the Knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or any audit or, to the Company’s Knowledge, investigation of the Company or any of its Subsidiaries with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract.
(e)Since the Applicable Date, (A) neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Company Government Contract and (B) neither the Company nor any of its Subsidiaries has made any mandatory disclosure under Federal Acquisition Regulation (“FAR”) 52.203-13 to any Governmental Entity, and to the Knowledge of the Company, there are no facts that would require such a mandatory disclosure under the FAR.
(f)The Company and its Subsidiaries and their respective employees possess all facility and personnel security clearances as, according to the provisions of the applicable Law and the relevant Governmental Entity requirements, necessary to perform all Company Government Contracts, and all such security clearances are valid and in full force and effect. Since the Applicable Date, the Company and its Subsidiaries have complied with all material security obligations incorporated in any Company Government Contract and all national security obligations applicable to the Company and its Subsidiaries relating to the safeguarding of and access to classified information, including without limitation, those specified in the NISPOM.
(g)The Company, its Subsidiaries or other related Persons are not currently limited, prohibited or otherwise restricted from performing or bidding for any work or future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Company Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Company Government Contract.
(h)Neither the Company nor any of its Subsidiaries has entered into, applied for, requested, accepted, been notified that it has been approved for, elected to participate in or received or become subject to or bound by any requirement or obligation relating to, any Government Grant, or amended or terminated, or waived any right or remedy related to, any Government Grant.
(i)The Company and each of its Subsidiaries has been and is in compliance with all the terms, conditions, requirements of all Government Grants (including any reporting requirements) and any applicable Law in connection thereto, and has duly fulfilled in all respects all conditions, undertakings and other obligations relating thereto.  In any application in respect of Government Grant submitted by or on behalf of the Company or any of its Subsidiaries, the Company or its Subsidiary, as applicable, disclosed all material information required by such application in an accurate and complete manner.
(j)No claim or challenge has been made against the Company or any of its Subsidiaries by any Governmental Entity with respect to the Company’s or its Subsidiary’s entitlement to any Government Grant or the compliance of the Company or any of its Subsidiaries with the terms, conditions, obligations or Laws relating to the Government Grants.  Neither the Company nor any of its Subsidiaries has been or is under an audit by any Governmental Entity regarding any Government Grant.

(k)The consummation of the Transactions (i) will not adversely affect the ability of the Company and its Subsidiaries to obtain the benefit of any Government Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (ii) will not result in (A) the failure of the Company or any of its Subsidiaries to materially comply with any of the terms, conditions, requirements and criteria of any Government Grant, Law or guidelines or (B) any claim by any Governmental Entity or other Person that the Company or any of its Subsidiaries is required to return or refund, or that any Governmental Entity is entitled to recapture, any benefit provided under any Government Grant, or that the Company is required to pay any amount to any Governmental Entity with respect to any Government Grant or other Person due to the Transactions.
(l)The Company has delivered to Parent complete and accurate copies of (i) all applications and material correspondence submitted by or on behalf of the Company or any of its Subsidiaries to the applicable Governmental Entity in connection with each Government Grant or application therefor, or accepted or received by the Company or any of its Subsidiaries, (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company or any of its Subsidiaries by any Governmental Entity in connection with a Government Grant or application therefor or accepted or received by the Company or any of its Subsidiaries, and any undertakings binding upon the Company or any of its Subsidiaries in connection with any such Government Grant, and (iii) any other material documents or information regarding any Government Grant including complete information regarding the amount of any Government Grant and any accrued interest or other financial liabilities connected thereto. Except for undertakings set forth in letters of approval, or provided under any applicable Law, there are no undertakings which the Company or any of its Subsidiaries has given in connection with any Government Grant.
(m)No event has occurred that reasonably would be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or material modification of any Government Grant, (ii) the imposition of any material limitation on any Government Grant or (iii) a requirement that the Company or any of its Subsidiaries return or refund any Government Grant, an acceleration or increase of any royalty payments obligation, requirement for past royalties, or obligation to pay additional payments with respect to any Government Grant, other than prospective on-going royalty payments in connection with the Government Grants.
(n)Section 4.18(n) of the Company Disclosure Letter sets forth the amount of each Government Grant, (i) both amounts already received and amounts that the Company or any Subsidiary is entitled to receive, (ii) the outstanding obligations of the Company and each Subsidiary under each Government Grant with respect to royalties or other payments (including interest, if applicable); (iii) the type of revenues from which royalty or other payments are required to be made under such Government Grant; (iv) the total amount of any payments by the Company or any of its Subsidiaries to any Governmental Entity prior to the date of this Agreement with respect to any Government Grant; and (v) any Intellectual Property Rights (including any knowhow) owned by the Company or any of its Subsidiaries which are not subject to the Law for Encouragement of Research, Development and Technological Innovation in the Industry, 5744–1984 and to the IIA regulations.

4.19Suppliers and Customers.
(a)Section 4.19(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) the top ten (10) suppliers (each a “Company Top Supplier”) and (ii) the top ten (10) customers (each a “Company Top Customer”), respectively, by the aggregate dollar amount of invoices to or from, as applicable, such supplier or customer, from or to, as applicable, the Company and the Subsidiaries, taken as a whole, during the twelve (12) months ended December 31, 2021.
(b)Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there has been no termination of or a failure to renew the business relationship of the Company or its Subsidiaries with any Company Top Supplier or any Company Top Customer, (ii) there has been no change in the material terms of the business relationship of the Company or any of its Subsidiaries with any Company Top Supplier or Company Top Customer that would be adverse to the Company or its Subsidiaries and (iii) no Company Top Supplier or Company Top Customer has provided written or, to the Company’s Knowledge, oral notification to the Company or any of its Subsidiaries that it intends (A) to terminate or not renew or (B) to change any material terms of its business, except with respect to the foregoing clause (B), to the extent directly related to recent supply chain disruption in the global economy.
(c)Except for letters of credit for outstanding purchase orders, none of the Company or any of its Subsidiaries is required to provide any material bonding or other material financial security arrangements in connection with any transactions with any supplier in the Ordinary Course.
4.20Products.  Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has not been, and there is no pending or, to the Knowledge of the Company, threatened, recall or investigation of, or with respect to, any of the Company’s or any of its Subsidiaries’ product offerings required by any Governmental Entity. Since the Applicable Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communications from any Governmental Entity of any actual or alleged violation of any applicable Law in connection with any actual or alleged product recall, product safety, product defect or the content of product materials or packaging and labeling of products.
4.21Transactions with Affiliates.  Except for indemnification, compensation benefit plans, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, that have been entered into in the Ordinary Course, there are no Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any current director or executive officer of the Company or any of its Subsidiaries, or any person who has been a director or executive officer of the Company or any of its Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding Company Ordinary Shares (each, a “Related Party”), on the other hand

(a “Related Party Contract”).  Each Related Party Contract has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.
4.22Company FOCI Mitigation Agreement.  Certain of the Company’s Subsidiaries, as applicable, are subject to, and are managed through, a proxy agreement (each, a “Company Proxy Agreement”) or a special security agreement (each, a “Special Security Agreement”), in each case, entered into with DCSA (together, the Company Proxy Agreements and the Special Security Agreements are “Company FOCI Mitigation Agreements”).  Each Company FOCI Mitigation Agreement is in full force and effect and is a legal, valid and binding obligation of the Company or its Subsidiaries, as applicable, enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms.  Each of the Company and its Subsidiaries that are subject to a Company FOCI Mitigation Agreement, as applicable, has performed all obligations in all material respects required to be performed by it under each Company FOCI Mitigation Agreement and is not in material default (with or without notice or lapse of time or both), violation or breach in any material respect of, or in receipt of any written claim of such a default (with or without notice or lapse of time or both), violation or breach under, such Company FOCI Mitigation Agreement, as applicable.  No party to any Company FOCI Mitigation Agreement, or any other Governmental Entity, has exercised any termination rights (or provided written notice of its intent to exercise its termination rights) with respect thereto.  No party, or any other Governmental Entity, has given written notice of any significant dispute which remains outstanding with respect to any Company FOCI Mitigation Agreement.
4.23Information Supplied.  None of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of the Company and at the times of the Company Shareholders Meetings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Proxy/Prospectus shall contain (or incorporate by reference) all material information relating to the Company shareholders’ decision to approve this Agreement and the Transactions that is required by applicable Law.
4.24Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Transactions, except that the Company has employed Evercore Group L.L.C. as its financial advisor.  The Company has made available to Parent correct and complete copies of all Contracts pursuant to which Evercore Group L.L.C. is entitled to any fees and expenses in connection with any of the Transactions.

4.25Acknowledgement of No Other Representations or Warranties.
(a)The Company has conducted its own independent investigation, verification, review, and analysis of the businesses, operations, results of operations, financial condition, assets, liabilities, and prospects of Parent and its Subsidiaries, to the extent necessary and appropriate for the Company to make a fully informed decision with respect to whether to enter into this Agreement and to consummate the Transactions.
(b)The Company acknowledges and agrees that, except for the representations and warranties contained in Article V or in the certificate delivered pursuant to Section 7.3(d), (i) neither Parent, Merger Sub, any of their respective Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is the Company relying on, and the Company expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) Parent, Merger Sub or any of its Affiliates; (y) any of Parent’s, or any of its Affiliates’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Transactions, and (ii) except in the case of Fraud, Parent, Merger Sub, any of their respective Subsidiaries and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by Parent, Merger Sub, any of their respective Subsidiaries and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any Representative of Parent, Merger Sub or any of its Subsidiaries or Affiliates).
(c)Without limiting the generality of clauses (a) and (b) above, the Company acknowledges and agrees that (i) in connection with its investigation of Parent and its Subsidiaries, the Company has received from or on behalf of Parent certain projections, including projected statements of operating revenues and income from operations of Parent and its Subsidiaries and certain business plan information of Parent and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Company is familiar with such uncertainties, and that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iii) neither Parent, Merger Sub nor any of their respective Subsidiaries, Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and the Company has not relied thereon, and (iv) except in the case of Fraud, the Company will have no claim against Parent, Merger Sub or any other Person with respect thereto.
(d)Subject to all of the foregoing provisions of this Section 4.25, the Company retains all of its rights and remedies with respect to claims based on Fraud.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the Parent Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding (i) any amendments thereto filed after the date hereof, and (ii) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub each hereby, jointly and severally, represents and warrants to the Company as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that:
5.1Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, except in the case of Parent’s Subsidiaries (other than its Significant Subsidiaries), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (to the extent the concept of good standing is applicable in the relevant jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect.
5.2Capital Structure of Parent; Capitalization of Merger Sub.
(a)The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock, of which 145,000,000 shares were issued and outstanding as of the Equity Reference Time, and 10,000,000 shares of preferred stock par value $0.01 per share (the “Parent Preferred Stock”), of which none were outstanding as of the Equity Reference Time. All of the outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. Parent has no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance. Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any Encumbrance. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b)Section 5.2(b) of the Parent Disclosure Letter sets forth (i) each of Parent’s Subsidiaries and the ownership interest of Parent in each such Subsidiary and (ii) Parent’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by Parent or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. Parent does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the HSR Act.
(c)The authorized capital stock of Merger Sub consists of 1,000 ordinary shares, par value NIS 0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of this Transaction, has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions, and is not a party to any Contract other than its respective Organizational Documents and this Agreement.
5.3Corporate Authority; Approval.
(a)No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject to adoption of this Agreement by Parent as the sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)The Parent Board, at a meeting duly called and held in compliance with the requirements of the General Corporation Law of the State of Delaware and Parent’s Organizational Documents, has (i) determined that this Agreement and the Transactions are advisable and are fair to and in the best interests of Parent and its stockholder and (ii) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement.  The Merger Sub Board, at a meeting duly called and held in compliance with the requirements of the ICL and Merger Sub’s Organizational Documents, has unanimously (A) determined that this Agreement and the Transactions are advisable to and in the best interests of Merger Sub and its shareholder, respectively, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (B) approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement.

(c)Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued by it pursuant to Article III of this Agreement. The shares of Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The shares of Parent Common Stock, when issued, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.
5.4Governmental Filings; No Violations.  Other than the (i) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iii) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (iv) filings and other Approvals as may be required to be made with NASDAQ and TASE, (v) Approvals under state securities, takeover and “blue sky” Laws, (vi) CFIUS Approval, (vii) Approval by the U.S. Department of State, (viii) Approval by the DCSA and (ix) the IIA Notice (collectively, the “Parent Approvals”), no Approvals are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
5.5Parent Reports; Financial Statements; Internal Controls.
(a)Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of their respective dates (or, if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(b)Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company (x) a summary of any such disclosure made by management to Parent’s auditors and audit committee since the Applicable Date and (y) any material communication since the Applicable Date made by management or Parent’s auditors to the audit committee required or contemplated by the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by Parent. Parent has made available to the Company a summary of all material complaints or concerns relating to other matters made since the Applicable Date through Parent’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the Parent Board or the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.
(c)Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of shareholders’ equity included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.
5.6Absence of Certain Changes.
(a)Since December 31, 2021 and through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in the Ordinary Course, and there has not occurred any other action or event that would have required the consent of the Company pursuant to Section 6.1(b) if such action or event occurred after the date of this Agreement.
(b)Since December 31, 2021, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.

5.7Litigation and Liabilities.
(a)There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
(b)Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions.
5.8Compliance with Laws. The businesses of each of Parent and its Subsidiaries have not been since January 1, 2017, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions. None of Parent and its Subsidiaries are in conflict with, or in default, breach or violation of any material Contract to which Parent and its Subsidiaries are a party or by which Parent and its Subsidiaries or any property or asset of Parent and its Subsidiaries are bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their respective properties or to carry on its business as it is now being conducted, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions.
5.9Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:
(a) Parent and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Taxing authority and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of Parent; (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have complied with all information reporting (and related withholding) and record retention requirements; (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (vi) are not party to any Proceedings that are ongoing pending or threatened in writing regarding any Taxes of the Parent and its Subsidiaries or the assets of the Parent and its Subsidiaries; and (vii)

have not participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(b)Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement entered into prior to the Closing Date, installment sale or open transaction entered into prior to the Closing Date, any accounting method change made prior to the Closing Date or agreement with any Tax authority entered into prior to the Closing Date or any prepaid amount received prior to the Closing Date.
5.10Brokers and Finders. Neither Parent nor any of its Representatives has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Transactions, except that Parent has employed J.P. Morgan Securities LLC as its financial advisor.
5.11Affiliate Transactions. Except for indemnification, compensation benefit plans, employment or other similar arrangements between Parent, Merger Sub, or any of their Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, that have been entered into in the Ordinary Course, as part of an arms-length commercial transaction or as otherwise set forth on Section 5.11 of the Parent Disclosure Letter, there are no Contracts or other transactions between Parent, Merger Sub, or any of their Subsidiaries, on the one hand, and any Affiliate or current director or executive officer of Parent, Merger Sub, or any of their Subsidiaries, or any person who has been a director or executive officer of Parent, Merger Sub, or any of their Subsidiaries since the Applicable Date, or any of his or her immediate family members, or any existing or former holder of five percent (5%) or more of the outstanding Parent Common Stock, on the other hand (a “Parent Affiliate Contract”). Each Parent Affiliate Contract has been authorized by all necessary corporate action on the part of Parent, Merger Sub, or any of their Subsidiaries, including in compliance with the ICL.
5.12Solvency. At and immediately following the Closing and after giving effect to all of the transactions contemplated by this Agreement, Parent and each of its Subsidiaries will, individually and taken together, be Solvent. Parent is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors.
5.13Acknowledgement of No Other Representations or Warranties.
(a)Parent and Merger Sub have conducted their own independent investigation, verification, review, and analysis of the businesses, operations, results of operations, financial condition, assets, liabilities, and prospects of the Company and its Subsidiaries, to the extent necessary and appropriate for Parent and Merger Sub to make a fully informed decision with respect to whether to enter into this Agreement and to consummate the Transactions. Parent and Merger Sub acknowledge and agree that the Company has provided access to the personnel, properties, and records of the Company and its Subsidiaries and has substantially complied with the requests by Parent and Merger Sub and their respective Affiliates and Representatives in connection with the investigation, verification, review, and analysis of the Company and its Subsidiaries by Parent and Merger Sub and their respective Affiliates and Representatives prior to the date of this Agreement.
(b)Parent and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article IV or in the certificate delivered pursuant to Section 7.2(g), (i) neither the Company, the Subsidiaries of the Company, nor any of their respective Affiliates or Representatives makes or has made, nor is Parent or Merger Sub relying on, and Parent and Merger Sub expressly disclaim any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (x) the Company or any of its Subsidiaries; (y) any of the Company’s, or any of its Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (z) the Transactions, and (ii) except in the case of Fraud, the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or Merger Sub by any Representative of the Company or any of its Subsidiaries or Affiliates).
(c)Without limiting the generality of clauses (a) and (b) above, Parent and Merger Sub acknowledge and agree that (i) in connection with its investigation of the Company and its Subsidiaries, Parent has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, and that Parent and Merger Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy and completeness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), (iii) neither the Company nor any of its Subsidiaries, Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Parent and Merger Sub have not relied thereon, and (iv) except in the case of Fraud, Parent and Merger Sub will have no claim against the Company or any other Person with respect thereto.
(d)Subject to all of the foregoing provisions of this Section 5.13, each of Parent and Merger Sub retains all of its rights and remedies with respect to claims based on Fraud.

ARTICLE VI
COVENANTS
6.1Interim Operations.
(a)The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as required by applicable Law, the Company shall use its reasonable best effort to conduct its business and that of its Subsidiaries’ in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact, including their material Intellectual Property Rights, Company Material Contracts and other material assets, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present officers, employees and agents, except as required by applicable Law. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) as approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Parent or (D) set forth in the corresponding subsection of Section 6.1(a) of the Company Disclosure Letter, the Company shall not and shall cause its Subsidiaries not to:
(i)adopt or propose any change in its Organizational Documents;
(ii)merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly owned Subsidiaries, or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
(iii)acquire, directly or indirectly (including by merger, consolidation, operation of law, or acquisition of shares, other equity interests or assets or any other business combination), any Person or any division, business, assets or properties of any other Person or make any investment in any other Person, in each case, with a fair market value or purchase price in excess of one million dollars ($1,000,000) in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or Parent, as applicable, to consummate the Transactions prior to the Outside Date, other than acquisitions of inventory or other goods in the Ordinary Course pursuant to and in accordance with the terms of Company Material Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been made available to Parent prior to the date of this Agreement;

(iv)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries or any rights, warrants or options to acquire any such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries, (B) in respect of Company Options outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement, or (C) Company Options issued to new employees of the Company or its Subsidiaries in the Ordinary Course and in accordance with the Stock Plans as in effect on the date of this Agreement; provided that any Company Options issued pursuant to clause (C) will (w) not exceed 150,000 Company Ordinary Shares in the aggregate on a fully diluted basis, (x) have terms consistent with grant terms and amounts as Company Options granted to similarly situated employees, (y) be subject to the standard four (4) year vesting schedule as existing Company Options as of the date hereof and (z) not provide for accelerated vesting upon a termination of employment or a change in control of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(v)make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) in excess of one million dollars ($1,000,000) in the aggregate;
(vi)declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary);
(vii)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of Company Ordinary Shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Company Options outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Stock Plans as in effect on the date of this Agreement;
(viii)incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) in excess of one million dollars ($1,000,000) in the aggregate;
(ix)make or authorize any payment of, or accrual or commitment for, capital expenditures other than in accordance with the capital expenditures budget set forth on Section 6.1(a)(ix) of the Company Disclosure Letter;
(x)enter into any Contract that would have been a Company Material Contract that is specified in clause (iii), (vi), (vii), (ix), (xi), (xv) or (xvii) in Section 4.18(a) or any Government Grant that would have been a Company Material Contract that is specified in clause (xix) in Section 4.18(a) had it been entered into prior to this Agreement or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any such Company Material Contract, other than (1) expirations of any such Contract in the Ordinary Course in accordance with the terms of such Contract, or (2) non-exclusive licenses, covenants not to sue, releases, waivers or other rights under Intellectual Property Rights owned by the Company or any of its Subsidiaries, in each case, granted in the Ordinary Course;
(xi)cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries having in each case a value in excess of one million dollars ($1,000,000) in the aggregate;
(xii)(i) settle, pay, discharge or satisfy any Proceeding for an amount in excess of one million dollars ($1,000,000) in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any Governmental Order that would restrict in all material respects the future activity or conduct of it or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person or (ii) institute any Proceeding by the Company or any Company Subsidiary, other than in the Ordinary Course;
(xiii)make any changes with respect to accounting policies or procedures, except as required by GAAP or any similar Law or financial accounting standard;
(xiv)enter into any new line of business that would be material to the Company’s consolidated operations or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions;
(xv)make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to material Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;
(xvi)transfer, sell, lease, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses of it or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the Ordinary Course and sales of obsolete assets and except for sales, leases, licenses or other dispositions of tangible assets (not including services) with a fair market value not in excess of one million dollars ($1,000,000) in the aggregate;
(xvii)cancel, abandon or otherwise allow to lapse or expire any Intellectual Property Rights that are material to the businesses of the Company or any of its Subsidiaries;

(xviii)alter the operation or security of any IT Assets owned, used or held for use in the operation of the Company and its Subsidiaries businesses in a manner that would be materially less protective of any confidential or proprietary information that is in the Company’s or any of its Subsidiaries’ possession or control, including any information stored on or processed by such IT Assets;
(xix)except as required under applicable Law or pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement and set forth in Section 6.1(a)(xix) of the Company Disclosure Letter, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, in each case, other than increases of up to 7.5% in the Ordinary Course in respect of any Company Employee who (i) is not a Key Employee or (ii) earns a salary, wage rate or consulting fees (as applicable) and target cash bonus opportunity that exceeds $250,000 on an annual basis (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, in each case, other than in the Ordinary Course and in accordance with the Company’s policies and procedures with respect to granting, amending or modifying awards and, with respect to grants of new awards, in accordance with Section 6.1(a)(iv), (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course) to any Company Employee, (G) hire any employee or engage any independent contractor (who is a natural person) whose salary, wage rate or consulting fees (as applicable) and target cash bonus opportunity exceed $250,000 in the aggregate on an annual basis or (H) terminate the employment of any executive officer or any Company Employee who is eligible to receive payments or benefits upon a termination of employment in connection with a change in control, other than, in each case, for cause;
(xx)become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar employee representative organization, other than pursuant to applicable Law or extension orders;
(xxi)cancel or fail to use commercially reasonable efforts to replace or renew any material Insurance Policies;
(xxii)take any action or fail to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or
(xxiii)agree, authorize or commit to do any of the foregoing.

(b)Parent covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless the Company shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), except as otherwise expressly contemplated by this Agreement or required by applicable Law, Parent shall use its reasonable best effort to conduct its business and that of its Subsidiaries’ in the Ordinary Course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organization intact, including their material Intellectual Property Rights, material Contracts and other material assets, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and keep available the services of it and its Subsidiaries; present officers, employees and agents, except as required by applicable Law. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except as otherwise expressly (A) contemplated by this Agreement, (B) required by applicable Law, (C) as approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by the Company, (D) as set forth on the corresponding subsection of Section 6.1(b) of the Parent Disclosure Letter or (E) in connection with or required to effectuate the Stock Split, the Sale Transactions, Parent shall not, and shall cause its Subsidiaries not to:
(i)adopt or propose any change in Parent’s Organizational Documents in any manner that would prevent, materially delay or materially impair the ability of Parent to consummate the Transactions; provided, that any amendment to Parent’s certificate of incorporation to increase the authorized number of shares or series of the capital stock of Parent shall in no way be restricted by the foregoing;
(ii)merge or consolidate itself or any of its Subsidiaries with any other Person or restructure, consolidate, recapitalize, reorganize or completely or partially liquidate, dissolve, in each case, except for any such transactions among its wholly owned Subsidiaries or any Parent Permitted Acquisitions;
(iii)issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock of Parent or any of its Subsidiaries or any right, warrants or options to acquire such shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of shares (A) by its wholly owned Subsidiary to it or another of its wholly owned Subsidiaries or (B) in respect of equity-based awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(iv)declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (A) dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary or (B) distributions of any proceeds in connection with the consummation of the Sale Transactions (which shall be net of any Tax liability or holdback, including with respect to any indemnification reserves) and, for the avoidance of doubt, payments to Parent US Holding or any of its Affiliates in respect of any such Tax liability pursuant to the Tax Allocation Agreement, dated as of November 16, 2020, between Parent and Parent US Holding.
(v)make any repurchase or other acquisition of any outstanding shares of Parent Common Stock (other than repurchases or other acquisitions of Parent Common Stock in open market transactions at market prices);
(vi)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than the withholding of Parent Common Stock to satisfy withholding Tax obligations upon the exercise, vesting or settlement of any Parent options outstanding as of the date of this Agreement in accordance with their terms;
(vii)take any action or fail to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or
(viii)agree, authorize or commit to do any of the foregoing.
(c)Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust counsel, violate applicable Antitrust Law.
(d)From and after the date hereof through and until the earlier of the Closing or the valid termination of this Agreement, Parent will operate in good faith to complete the consummation of the Specified Transaction as soon as reasonably practicable. For the avoidance of doubt, the Parties agree that all cash proceeds paid or payable in respect of the consummation of each Sale Transaction shall be paid by Parent to Parent US Holding as promptly as possible following the consummation of such Sale Transaction (irrespective of whether consummated before, on or after the Closing), and if such Sale Transaction shall have failed to close by December 31, 2023, the amount payable by Parent to Parent US Holding with respect to the business subject to the Sale Transaction that shall have failed to close shall be determined in accordance with the Cooperation Agreement in full satisfaction of the obligations of the Parties.
6.2Acquisition Proposals; Change in Recommendation.
(a)No Solicitation. Except as expressly permitted by this Section 6.2, from and after the date hereof through and until the earlier of the Closing or the valid termination of this Agreement, neither the Company shall nor its Subsidiaries shall, nor shall the Company authorize any of its directors, officers, employees or Representatives to, directly or indirectly:
(i)initiate, solicit, propose, knowingly or intentionally encourage, knowingly or intentionally take any action to or facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;
(ii)engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(iii)provide any information to any Person in connection with any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
(iv)otherwise knowingly or intentionally facilitate any effort or attempt to make an Acquisition Proposal; or
(v)except as expressly permitted by, and after compliance with, Section 6.2(d)(ii) or Section 8.4(a), as applicable, cause or permit the Company to enter into an Alternative Acquisition Agreement.
(b)Exceptions. Notwithstanding anything in this Section 6.2 to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 6.2, the Company may directly or indirectly:
(i)contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Acquisition Proposal,
(ii)provide information in response to a request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent prior to or concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, the Company negotiates and receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive to the other party than the terms in the Confidentiality Agreement are on Parent; and
(iii)participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;
in each case, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law.
(c)Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if (i) any inquiries, proposals, offers or discussions constituting or the Company reasonably expects would result in an Acquisition Proposal are received by, or (ii) any information is requested in connection with any Acquisition Proposal from, in either instance, setting forth in such notice the name of such Person and the material terms and conditions of any inquiries, proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements, and any financing commitments, arrangements or agreements relating thereto) and thereafter shall keep Parent informed, on a current basis (and, in any event, within 24 hours) of the status and material terms of any such inquiries, proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.
(d)No Change of Recommendation.
(i)Except as permitted by Section 6.2(d)(ii) or Section 6.2(e), the Company Board, including any committee thereof, agrees it shall not:
(A)withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation;
(B)fail to include the Company Recommendation in the Proxy/Prospectus;
(C)fail to recommend, within ten (10) Business Days after the commencement of such Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Company Ordinary Shares (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its shareholders;
(D)fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after receipt of a written request by Parent to do so following an Acquisition Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known or being delivered to the Company or any of its Subsidiaries or its or their Representatives; or
(E)approve or recommend (it being understood that an internal discussion among the directors of the Company Board with respect to an Acquisition Proposal shall not in and of itself constitute a recommendation) or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with Section 6.2(b)) relating to or providing for any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C), (D) or (E), or any resolution or agreement to do any of the foregoing, a “Change of Recommendation”).

(ii)Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation if (A)(1) an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 6.2(a) is received by the Company and is not withdrawn, and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (B) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law; provided, however, that a Change of Recommendation or action to terminate this Agreement pursuant to Section 8.4(a) may not be made unless and until the Company has given Parent written notice of such action and the basis thereof (a “Change of Recommendation Notice”) by 5:00 p.m. Israel time on the fifth (5th) Business Day after the date on which the Company has given Parent such written notice (the “Match Period”), which notice shall set forth in writing that the Company Board intends to consider whether to take such action; and (x) in the case of a Superior Proposal, comply in all material respects in form, substance and delivery with the provisions of Section 6.2(c) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event. After giving such notice and prior to effecting such Change of Recommendation or taking such action to terminate the Agreement pursuant to Section 8.4(a), the Company shall, and shall cause its Subsidiaries and its and their employees, financial advisor, outside legal counsel and other Representatives to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation or to take such action to terminate this Agreement pursuant to Section 8.4(a) in response thereto. At the end of the Match Period, prior to taking action to effect a Change of Recommendation or taking action to terminate the Agreement pursuant to Section 8.4(a), the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that (I) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal, and (II) in the case of an Intervening Event, that the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ exercise of fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any modification or amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.2(c) and this Section 6.2(d)(ii) except that the advance written notice obligation set forth in this Section 6.2(d)(ii) shall instead end at 5:00 p.m. Israel time on the third (3rd) Business Day after the date on which the Company has given Parent a Change of Recommendation Notice.
(e)Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company from (i) complying with its disclosure obligations under Israeli or United States federal or state Law with regard to an Acquisition Proposal or (ii) making any disclosure to its shareholders, in each case, if the Company Board determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would violate the directors’ fiduciary duties under applicable Law; provided, however, that any such disclosure or statement that constitutes or contains a Change of Recommendation shall be subject to Section 6.2(d) and Parent shall have the right to terminate this Agreement as set forth in Section 8.3(a) unless the Company expressly and promptly (and in any event within 24 hours) reaffirms in a public statement the Company Recommendation; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.
(f)Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal and informing such Persons of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement, which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as applicable. The Company will promptly terminate all physical and electronic data access previously granted to such Persons.
(g)Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.
(h)Any violation of the restrictions contained in this Section 6.2 by any Subsidiary of the Company or any of the Company’s or any of its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 6.2 by the Company. The Company agrees that neither it, nor its Affiliates, will enter into any agreement with any third party which would prohibit the Company or any of its Affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.2.
6.3Prospectus/Proxy Filing; Information Supplied.
(a)As promptly as practicable after the date of this Agreement and in any event within 30 days of the date of this Agreement, (i) the Company shall prepare and file with the ISA and the TASE and furnish to the SEC on Form 6-K the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and (ii) Parent shall prepare and file with the SEC, Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). In addition, the Parties shall cooperate and shall file with the ISA: (i) any required exemption or “no-action” requests in connection with the issuance of shares of Parent Common Stock to holders of Eligible Shares as part of the Merger Consideration, requesting the ISA to exempt or agree not to take any action against the Parent in connection with any such issuance without a publication of a prospectus in accordance with the Israeli Securities Law (an “Israeli Prospectus”, and any such exemption the “ISA Offering Exemption”), (ii) an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of an Israeli prospectus in respect of the New Stock Incentive Plan and any grants thereunder including the exchange of Company Options for Parent Stock Options in accordance with the provisions hereof, pursuant to Section 15D of the Israeli Securities Law, or alternatively an application requesting the ISA to confirm that the exchange of Company Options for Parent Stock Options is exempt from prospectus requirements or does not trigger prospectus requirements (the “Israeli Options Exemption”, and together with the Israeli Offering Exemption, the “ISA Exemptions”), and (iii) a request to register all of Parent Common Stock for trading on the TASE and to apply to Parent the reporting arrangements under Chapter E3 of the Israeli Securities Law (the “Dual Listing Application”) such that Parent will be exempt from reporting in accordance with the provisions of the Israeli Securities Law (the “Dual Listing Arrangement”). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the ISA and the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the shareholders of the Company, to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions and to obtain the ISA Exemptions, the approval of the TASE for the listing of Parent Common Stock for trading on the TASE and the approval of the ISA for the application of the Dual Listing Arrangement.
(b)Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the ISA, the TASE and the SEC and of any request by the ISA, the TASE or the SEC for any amendment or supplement or additional information to the Registration Statement or the Proxy/Prospectus, the ISA Exemptions or the Dual Listing Application and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC, ISA or the TASE with respect to the Registration Statement or Proxy/Prospectus, the ISA Exemptions and the Dual Listing Application.
(c)Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the shareholders of the Company and at the times of the Company Shareholders Meetings contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy/Prospectus and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, Israeli Securities Law and the respective rules and regulations thereunder.

(d)Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement, the requests for the ISA Exemptions and the Dual Listing Application and other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the shareholders of the Company. Each Party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Company Shareholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Affiliates included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, unless the Company Board has effected a Change of Recommendation, the Company shall include the Company Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Transactions in the Registration Statement.
6.4Company Shareholders Meeting.
(a)The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective and the SEC and the ISA advise that they have no further comments on the Proxy/Prospectus (and in any event within forty (40) days after the Registration Statement is declared effective), to consider and vote upon the approval of the Agreement and the Transactions and to cause such vote to be taken, to secure the Requisite Company Vote and shall not postpone or adjourn such meeting except to the extent required by Law or its Organizational Documents. Subject to 6.2(d)(ii), the Company Board shall recommend such adoption. The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL, the NASDAQ listing standards and its Organizational Documents. Unless this Agreement is terminated pursuant to Article VIII, the Company shall take all of the foregoing actions, including convening the Company Shareholders Meeting and securing the Requisite Company Vote, whether or not the Company Board at any time subsequent to the date of this Agreement shall have effected a Change of Recommendation or otherwise shall have determined that this Agreement is no longer advisable or recommends that the shareholders of the Company reject it, and the Company’s obligations pursuant to this Section 6.4 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.
(b)The Company agrees (i) to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Parent one day prior to the Company Shareholders Meeting and on the day of, but prior to the Company Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained. Notwithstanding the foregoing, if, on a date that is two

Business Days prior to the date the Company Shareholders Meeting is scheduled (the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, upon Parent’s written request, the Company shall postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting as long as the date of the Company Shareholders Meeting is not postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 20 days from the Original Date in reliance on the preceding sentence.
6.5Merger Proposal; Certificate of Merger. Subject to the ICL, as soon as reasonably practicable following the date of this Agreement, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.5; provided, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.5 accordingly): (a) as promptly as practicable following the date hereof, and in any event not later than by the end of the periods promulgated by the ICL, cause a merger proposal (in the Hebrew language) in a form reasonably acceptable to the Parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three days from the calling of the Company Shareholders Meeting, (c) cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, during regular business hours, in (A) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar and (B) in a popular newspaper outside of Israel as may be required by applicable Law, within three Business Days after the Merger Proposal was submitted to the Companies Registrar; (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of (if any), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i) and at the times set in such notice; and (iii) send to the Company’s “employees committee”, if any, or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i) of this Section 6.5(d)), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, (e) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clauses (c) and (d) of this Section 6.5, but in any event no more than three Business Days following the date on which such notice was sent to the creditors, inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (f) not later than three days after the date on which the Requisite Company Vote is received, inform (in accordance with Section 317(b) of ICL and the regulations thereunder) the Companies Registrar of such approval, and (g) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For purposes of this Section 6.5, “Business Day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.
6.6Cooperation; Efforts to Consummate.
(a)On the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable and, in any event, no later than the Outside Date, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by making filings in the jurisdictions set forth in Section 6.6(a) of the Parent Disclosure Letter by the deadlines set forth therein), obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions no later than the Outside Date and, in the case of the Company, using reasonable best efforts to procure the cooperation from any relevant Governmental Entity in connection with obtaining any Company Approvals or Parent Approvals. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees.
(b)Subject to applicable Law relating to the exchange of information, Parent and its Affiliates shall have the right to control and direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus). The Company shall not permit any of its officers or other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions without Parent’s prior written approval. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent.
(c)Without limiting the generality of the undertakings pursuant to this Section 6.6, but on the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent agree to take or cause to be taken the following actions:
(i)the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law or applicable foreign investment Law of non-privileged information and documents requested by such Governmental Entity or that are necessary, proper or advisable to permit consummation of the Transactions no later than the Outside Date; provided, that if any such Governmental Entity requests that the Company provide privileged information or documents, the Company shall provide such information or documents, as applicable, to such Governmental Entity and use reasonable best efforts to share such information or documents in a manner so as to preserve the applicable privilege.
(ii)the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions on or before the Outside Date, in each case, if such action should be reasonably necessary so as to permit the consummation of the Transactions no later than the Outside Date.
(d)Notwithstanding anything in this Agreement to the contrary, neither this Section 6.6 nor the “reasonable best efforts” standard in this Section 6.6 shall require, or be construed to require Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any Company Approvals, Parent Approvals or to avoid the consequences in Section 6.6(c)(ii) or otherwise, to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise Encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other Encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) that in the case of all such requirements described in clauses (i) and (ii), individually or in the aggregate with all other such requirements, (x) would have a material impact on the business or financial condition of Parent or any of its Affiliates (taken as a whole) or the Company or any of its Subsidiaries (taken as a whole), or (y) would reasonably be expected to materially impair the benefits to Parent reasonably expected, as of the date of this

Agreement, to be realized from consummation of the Merger (including the loss of any reasonably expected synergies) (any of the effects described in clause (x) or (y) above being referred to in this Agreement as a “Substantial Detriment”); provided, however, that Parent may compel the Company to take any of the actions referred to above (or agree to take such actions) only if such actions are only effective after the Effective Time. For the avoidance of doubt, any holding separate by the Company, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest in order to comply with a DCSA requirement that the Company’s existing mitigation structure remain intact shall not constitute a “Substantial Detriment.”
(e)The Company shall agree, if reasonably requested by Parent so as to permit (or as identified by Parent as reasonably likely to be necessary to permit) the receipt of any other consent under any other Antitrust Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any assets, operations, rights, product lines, licenses, businesses or interests therein of the Company or any of its Subsidiaries, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions (each, a “Potential Sale Transaction”) is conditioned on the occurrence of, and shall become effective only from and after, the Closing. Without limiting the foregoing, but solely in the event that the Potential Sale Transaction is conditioned upon the occurrence of, and effective only from and after the Closing, to the extent requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate a Potential Sale Transaction. To the extent reasonably requested by Parent, the Company shall and shall cause its Subsidiaries to (i) enter into confidentiality agreements containing customary terms with any Persons who Parent identifies to the Company as potential purchasers in a Potential Sale Transaction (such potential purchasers to be referred to as “Potential Purchasers”), (ii) permit Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other investigations with respect to such Potential Sale Transaction (provided, that any such Potential Purchaser executes and delivers to the Company a confidentiality agreement containing customary terms), (iii) comply with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Sale Transaction, and (iv) deliver such notices, make such filings and execute such contracts relating to a Potential Sale Transaction as reasonably requested by Parent and at Parent’s expense; provided, however that in advance of any such actions, Parent and the Company shall establish reasonable and customary clean team procedures in respect of the sharing of any competitively sensitive information with any Potential Purchaser that is a direct competitor of the Company.
(f)Subject to Section 6.6(d), the Company and Parent shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to prepare and file a joint voluntary notice with CFIUS and seek CFIUS Approval for the Transactions. Subject to Section 6.6(d), such reasonable best efforts shall include promptly making or causing to be made a draft filing in connection with the CFIUS Approval in accordance with the DPA and promptly making any final filing in connection with the CFIUS Approval in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing. Subject to Section 6.6(d),

Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable things necessary, proper, or advisable to obtain CFIUS Approval, as promptly as practicable. Parent and the Company agree that if Parent determines it to be appropriate that the Parties withdraw and jointly resubmit the final filing submitted to CFIUS pursuant to this Section 6.6(f), then the Company shall cooperate with Parent in withdrawing and resubmitting the final filing in order to allow CFIUS to extend its consideration of the transaction for up to two additional 45-day periods.
(g)As soon as practicable after the date of this Agreement, and no later than three (3) Business Days after the date hereof, notify the Israeli Ministry of Communications about this Agreement and the Transactions, and such notification (the “MOC Notice”) shall comply with the requirements of all applicable Laws, including the WTO and the terms applicable to the Company’s license to trade in wireless devices (the “Wireless Device License”).
(h)As soon as practicable after the date of this Agreement, and no later than thirty (30) days after the date hereof, the Company shall, together with its Israeli counsel, advisors and/or accountants, prepare and file (i) with the Investment Center an application to obtain the Investment Center Approval, (ii) with the IIA, an application to obtain the IIA Buy-Out Approval, and (iii) with the ILA, an application to obtain the ILA Approval. Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval. The final text of such applications shall be subject to the prior written approval of Parent (which shall not be unreasonably withheld or delayed). None of the Company, its Subsidiaries or its or their respective Representatives shall make any application to or conduct any negotiation with the Investment Center, the IIA Buy-Out Approval or the ILA with respect to matters relating to the Investment Center Approval, the IIA Buy-Out Approval or the ILA Approval without prior coordination with Parent and its Representatives and, to the extent practicable, will enable Parent and its Representatives to participate in all discussions and meetings with the Investment Center, the IIA and the ILA. The Company’s Representatives shall provide Parent’s Representatives a report of the discussions and meetings held with the Investment Center, the IIA and the ILA. Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall use reasonable best efforts to promptly take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval. Each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to, in connection with obtaining the Investment Center Approval, the IIA Buy-Out Approval and the ILA Approval, provide all information reasonably required by the Investment Center, the IIA and the ILA, execute all customary forms, undertakings and affidavits required by the Investment Center, the IIA Buy-Out Approval and the ILA, as applicable, and execute and deliver any other undertakings and affidavits, which are in form and substance reasonably acceptable to Parent, in favor of the Investment Center, the IIA and the ILA. Regardless of whether the IIA Buy-Out Approval is obtained prior to Closing, the parties shall ensure that the IIA Notice is filed with the

IIA immediately prior to or as soon as reasonably practicable after the Closing and, in any event, in accordance with the requirements of Law and the IIA regulations.
(i)The Company shall provide Parent, within a reasonable time after the date of this Agreement and, in any event, within sufficient time to permit Parent and its Representatives to review and provide comments and for the parties to finalize such documents, an application to obtain the Continuing Business License from the Municipality of Beit She’an together with all duly signed customary forms, undertakings and affidavits required by the Municipality of Beit She’an for that purpose, in each case ready for immediate submission by the Company immediately following Closing, and shall amend and supplement such applications from time to time until the Closing as shall be reasonably required by Parent or as the result of any change in facts or circumstances.
(j)Each of Parent and the Company agrees to use reasonable best efforts (i) to submit, as promptly as reasonably practicable and advisable after the date of this Agreement all applicable and required notices to DCSA pursuant to the NISPOM; (ii) submit a Commitment Letter including a proposed FOCI Mitigation Plan no later than the submission of the final filing in connection with the CFIUS Approval as set forth in Section 6.6(f); and (iii) submit a changed condition package no later than fourteen (14) days following the Closing to DCSA.
(k)In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use reasonable best efforts to: (i) provide as promptly as reasonably practicable to each other’s counsel and to CFIUS, DCSA or other Governmental Entities, as applicable, any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of applicable notifications or responses to information requests from the applicable Governmental Entity; (ii) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to CFIUS, DCSA or other Governmental Entities, as applicable, and consult with each other in advance of any meeting or conference with CFIUS, DCSA or other Governmental Entities, as applicable, and, to the extent permitted by CFIUS, DCSA or other Governmental Entities, as applicable, give the other party the opportunity to attend and participate in any such meeting or conference; and (iii) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, CFIUS, DCSA or other Governmental Entities, as applicable, in each case (i) - (iii), to the extent permitted by applicable Law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege).
6.7Status; Notifications.
(a)Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions.

(b)The Company shall give prompt notice to Parent of any failure of any condition to Parent’s obligation to consummate the Transactions. Parent shall give prompt notice to the Company of any failure of any condition to the Company’s obligation to consummate the Transactions. Notwithstanding the foregoing, (i) neither the Company’s nor Parent’s good faith failure to comply with this Section 6.7(b) shall provide the other Party with the right not to effect the Transactions and (ii) the delivery of any notice pursuant to this Section 6.7(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or update the Company Disclosure Letter or the Parent Disclosure Letter.
6.8Information; Access and Reports.
(a)Subject to applicable Law and the other provisions of this Section 6.8, each Party shall (and shall cause its Subsidiaries to), upon request by the other Party furnish such requesting Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable, including in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity, or otherwise in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by such requesting Party, afford such Party’s officers and other authorized Representatives full access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of the requested Party’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, the requested Party shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested by such requesting Party.
(b)To the extent that any of the information or material furnished pursuant to this Section 6.8 or otherwise in accordance with the terms of this Agreement includes material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.
(c)No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

6.9Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ and the TASE (in accordance with the Dual Listing Arrangement), subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ and the TASE to enable the delisting by the Surviving Corporation of the Company Ordinary Shares from the NASDAQ and the TASE and the deregistration of the Company Ordinary Shares under (a) the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time and (b) the Israeli Securities Law (and the regulations promulgated thereunder) at the Effective Time.
6.10Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law or (iii) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s response thereto.
6.11Employee Benefits.
(a)Parent agrees that, at the Effective Time, the employees of the Company and its Subsidiaries who continue to remain employed with the Company or its Subsidiaries (the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with: (i) base salary or base wage and target annual cash bonus opportunities that are no less favorable than such base salary or base wage and target annual cash bonus opportunities provided to each Continuing Employee immediately prior to the Effective Time; and (ii) except for such employee benefits set forth on Section 6.11(a) of the Parent Disclosure Letter, employee benefits that are no less favorable, in the aggregate, than those employee benefits disclosed on Section 4.8(a) of the Company Disclosure Letter that were provided to each Continuing Employee immediately prior to the Effective Time; provided, however, that the requirement of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement or industry-wide extension orders.
(b)Parent shall (and where prohibited or restricted by the terms of any Parent benefit plan, shall use commercially reasonable efforts to) (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, and benefit accrual where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement) as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals, provided, however, that in the event that applicable Law requires for payout of any such accrued but unused paid time off in lieu of such credit, Parent shall make any such payments to affected employees.
(c)Prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall, or shall cause the applicable plan sponsor, to terminate the Company’s or a Company Subsidiary’s 401(k) Plan (the “Company 401(k) Plan”) effective as of the day immediately prior to the Closing Date (the “Termination Date”), in compliance with the requirements of applicable Law. The Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to the prior review and comment by Parent) not later than the day immediately preceding the Termination Date. Prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of the full account balance of their Company 401(k) Plan account distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding Company 401(k) Plan loans to the extent such rollovers are timely elected by Continuing Employees. Each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.11(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.
(d)Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and reasonably comment on the communication, which such period shall in no event be more than five (5) days, and the Company shall consider any such reasonable comments in good faith.
(e)Nothing contained in this Agreement is intended to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.
(f)The parties shall cooperate to establish (and make any requisite filings with the SEC (including but not limited to a registration statement on Form S-8)) with respect to the New Stock Incentive Plan to be effective in connection with the Closing, which shall provide for an aggregate share reserve thereunder (the “Equity Pool”) equal to approximately 4.7% of the shares of Parent Common Stock on a fully diluted basis as of the Closing. The New Stock Incentive Plan shall incorporate (by way of an Israeli appendix) the applicable provisions required pursuant to Section 102 of the Ordinance and Parent and the Company shall cause such New Stock Incentive Plan to be filed with the ITA (together with any auxiliary documents related thereto) as required under the Ordinance, not later than five Business Days following the Closing. Subject to receipt of a ruling or other written approval from the ITA, Parent Stock Options that will be issued as Option Consideration to the holders of Company Options issued pursuant to Section 2.5(a) shall be governed upon the Closing by the New Stock Incentive Plan, including the Israeli appendix and, to the extent applicable, any ruling or other instructions from the ITA, including the Option Tax Ruling.
6.12Taxation. Neither Parent nor the Company shall take or cause to be taken any action, including taking any Tax position on any Tax Return, in any audit or proceeding before any Taxing Authority, in any report made for Tax, or otherwise, whether before or after the Effective Time, that would reasonably be expected to disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
6.13Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense; provided, that the filing fees incurred by the Parties in connection with the filing of any Governmental Entity Approvals set forth on Section 6.13 of the Company Disclosure Letter shall be borne 19.5% and 80.5% by the Company and Parent, respectively.
6.14Indemnification; Directors’ and Officers’ Insurance.
(a)For not less than seven years from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and fulfill the obligations of the Company and its Subsidiaries under their respective Organizational Documents and all indemnification and exculpation agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers set forth on Section 6.14(a) of the Company Disclosure Letter (any such Persons entitled to indemnification. the “Indemnified Parties”) in effect as of the date of this Agreement, all subject to applicable Law.
(b)At or prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for run-off “tail” insurance policies for the extension of the Company’s (i) directors’ and officers’ liability coverage, and (ii) fiduciary liability insurance policies, in each case providing only for Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company for a claims reporting or discovery period of seven years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies, with respect to acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions), and covering each person covered by such insurances in effect on the date of this Agreement (collectively, the “D&O Insurance”). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual aggregate cost of the D&O Insurance (whether purchased as a “tail” policy, continuation of existing policies or new policies) exceed during the Tail Period 400% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(c)If the Surviving Corporation or any of its successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.14.
(d)This Section 6.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.14.
6.15Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.
6.16Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge or Parent’s Knowledge, threatened, against either (i) the Company or any members of the Company Board or (ii) Parent or the Parent Board, from and following the date of this Agreement and prior to the

Effective Time (such litigation, “Transaction Litigation”), such Party aware of such Transaction Litigation shall as promptly as practicable notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not settle or agree to settle any Transaction Litigation without prior written consent of Parent.
6.17Registration Rights Agreement; Cooperation Agreement; Affiliate Agreements. At the Closing, Parent shall enter into the Registration Rights Agreement and the Cooperation Agreement with Parent US Holding and Parent TopCo. At or prior to the Effective Time, Parent shall terminate in full all rights, liabilities and obligations under any Parent Affiliate Contracts set forth on Section 6.17 of the Parent Disclosure Letter, without any consideration or any further liability to any such Person. Parent shall use reasonable best efforts to repay prior to the Closing the intercompany loan, which is in the principal amount of approximately $216.6 million as of the date hereof, provided by Parent US Holding to Parent.
6.18Financing Cooperation. Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Representatives to provide, at the sole cost and expense of Parent, such customary assistance with Parent’s debt financing in the form of term loans and revolving credit facilities (the “Debt Financing”) as is reasonably requested by Parent, its Affiliates and its and their respective Representatives, in each case, in connection with the arrangement of, and the satisfaction on a timely basis of all relevant conditions precedent to, the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries). Such assistance shall include, but not be limited to, using reasonable best efforts with respect to: (i) assisting with the preparation of the Marketing Material and rating agency presentations; (ii) participation by management of the Company and its Subsidiaries in a reasonable number of rating agency presentations and meetings with prospective lenders, in each case upon reasonable prior notice and at times and locations to be mutually agreed in good faith; (iii) delivering financial and operational information reasonably necessary for (or otherwise reasonably requested by) Parent in connection with arranging and consummating the Debt Financing; (iv) furnishing Parent and its Affiliates at least four Business Days prior to the Closing Date with all documentation and other information and materials requested in writing at least nine Business Days prior to the Closing Date that is required by Governmental Entities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; (v) assisting Parent and its Affiliates in connection with the preparation by Parent and/or its Affiliates and its and their Representatives of the Debt Financing Documents (including executing and delivering the Debt Financing Documents with respect thereto), the borrowing of loans and the provision of guarantees and security interests to support the Debt Financing by the Company and its Subsidiaries; (vi) cooperating with the Debt Financing Source’s reasonable due diligence requests, (vii) cooperating with Parent’s legal counsel (which may include local, regulatory or other special counsel) in connection with any legal opinions that such counsel may be required to deliver in connection with the Debt Financing, (viii) cooperating with Parent and its Affiliates in their respective efforts to obtain corporate and facilities ratings, consents, landlord and bailee waivers, estoppel and non-disturbance agreements and similar consents as reasonably requested by Parent and (ix) otherwise cooperating with Parent and its Affiliates to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company, its Affiliates and their respective Representatives. For the avoidance of doubt, information provided by the Company and its Subsidiaries in connection with the Debt Financing may only be provided to sources or potential sources of financing and rating agencies that have agreed to be bound by customary confidentiality provisions (including “click-thru” confidentiality provisions). The Company and its Subsidiaries hereby consent to the use of all of the Company and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company and its Subsidiaries, their respective Affiliates or their respective business, or the reputation or goodwill thereof. Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing shall not constitute a condition to their obligation to close the Transactions.
6.19Surviving Corporation Matters. (a) From and after the Effective Time, the Surviving Corporation shall maintain a board of directors that is comprised of directors with the necessary classification to satisfy any regulatory or defense procurement requirements as required under Israeli Law.
(b)From the Effective Time until the eighteen (18) month anniversary of the Closing Date, (i) the Surviving Corporation shall be managed by Parent as a separate, stand-alone line of business as part of the Advanced Sensors and Technology segment of Parent and (ii) subject to further review and post-Closing discussions with the Company’s Chief Executive Officer, Parent intends to maintain the Surviving Corporation’s corporate structure as of the Effective Time to the extent such structure is acceptable to the DCSA and other Governmental Entities.
(c)At the Effective Time, Parent shall cause a mutually agreed upon individual selected from among candidates proposed by the Company to be appointed to the Parent Board at such time and, subject to fiduciary obligations under applicable Law, at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time to serve a full new term on the Parent Board.
(d)From the Effective Time until at least the eighteen (18) month anniversary of the Closing Date, Parent intends to maintain the Surviving Corporation’s activities presence at substantially the same levels as such activities are conducted immediately prior to the Effective Time assuming no adverse legal or business impacts have arisen warranting a different approach and the Surviving Corporation is meeting its financial plan as presented by the Company to Parent prior to the date of this Agreement.
6.20Tax Rulings.
(a)Options Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application in form and substance reasonably acceptable to Parent for a ruling, which will provide, among other things, that: (i) Parent, the Company and anyone acting on their behalf shall be exempt from withholding Tax in relation to the exchange of 102 Options and 3(i) Options for Parent Stock Options and the exchange of 102 Shares for Parent Common Stock, and (ii) the exchange of 102 Options and 3(i) Options for Parent Stock Options and the exchange of 102 Shares for shares of Parent Common Stock shall not constitute a Taxable event and Tax continuity shall apply to the shares of Parent Common Stock or Parent Stock Options issued in exchange for such 102 Options or 102 Shares (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”).  Each of the Company and Parent shall cause their respective legal counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Option Tax Ruling as promptly as practicable.  The final text of the Option Tax Ruling, including all appendices thereof, shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. Should Parent’s counsel not attend any meeting with the ITA, the counsel of Company shall provide Parent and its counsel with an update of such meeting or discussion as promptly as practicable and no later than two (2) Business Days following such meeting.
(b)104H Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application for a ruling (or 104H Interim Ruling) permitting any holder of shares of Parent Common Stock who elects to become a party to such a Tax ruling (each, an “Electing Holder”), to defer any applicable Israeli Tax, if applied, with respect to such stock consideration that such Electing Holder will receive pursuant to this Agreement until the date of the sale, transfer or other conveyance for cash of such stock consideration by such Electing Holder or such other date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). Parent shall cooperate with the Company, the Electing Holders and their Israeli counsel and Tax advisors with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104H Tax Ruling; provided that any costs associated with the application for the 104H Tax Ruling shall be paid by the Company prior to the Closing; provided, further, that the 104H Interim Ruling or the 104H Tax Ruling shall not impose any restrictions or obligations on Parent or any of its Affiliates without the prior written consent of Parent. For the avoidance of doubt, the Company and the Electing Holders shall not make any application to the ITA with respect to any matter relating to the 104H Tax Ruling without first consulting with Parent and its Israeli legal counsel and granting Parent and its Israeli legal counsel the opportunity to review, comment and approve the draft application for such ruling, and Parent and the Electing Holders and any of their respective Representatives shall enable Parent and its Israeli legal counsel to participate in all discussions and meetings with the ITA relating thereto. The final text of the 104H Interim Ruling or the 104H Tax Ruling shall be subject to the prior written confirmation of Parent and its Israeli legal counsel.
(c)Withholding Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants, in coordination with Parent, to prepare and file with the ITA an application for a ruling that (i) with respect to holders of Company Ordinary Shares who are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA, other than recipients covered under the Option Tax Ruling, the 104H Interim Ruling or the 104H Tax Ruling), (A) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares who are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than recipients covered under the Option Tax Ruling, the 104H Interim Ruling or the 104H Tax Ruling) (x) exempting Parent, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). Parent shall cooperate with the Company and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling; provided that any costs associated with the application for the Withholding Tax Ruling shall be paid by the Company prior to the Closing; provided, further, that the Withholding Tax Ruling shall not impose any restrictions or obligations on Parent or any of its Affiliates without the prior written consent of Parent. For the avoidance of doubt, the Company shall not make any application to the ITA with respect to the Withholding Tax Ruling without first consulting with Parent’s Israeli legal counsel and granting Parent’s Israeli legal counsel the opportunity to review, comment and approve the draft application for such ruling, and Parent and any representatives thereof shall enable Parent’s Israeli legal counsel to participate in all discussions and meetings with the ITA relating thereto. The final text of the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent and its Israeli legal counsel.
6.21Exclusivity. From and after the date hereof and prior to the Effective Time or, if applicable, the date on which this Agreement is earlier and validly terminated in accordance with its terms, neither Parent shall nor its Subsidiaries shall, nor shall Parent authorize any of its directors, officers, employees or Representatives to, directly or indirectly, take external actions to knowingly or intentionally facilitate, a standalone initial public offering of Parent’s securities in any manner that would reasonably be expected to prevent or materially impair or materially delay consummation of the Transactions (an “Alternative Offering”); it being understood that the following shall be deemed to not facilitate an Alternative Offering or otherwise violate this Section 6.21: (a) the negotiation or execution of this Agreement or any agreements, certificates or documents relating thereto or the consummation of the Transactions or (b) actions taken by Parent or its Affiliates or its or their respective directors, officers, employees or Representatives in respect of (i) preparing Parent to become a publicly-traded, stock exchange-listed and/or SEC-registered company or (ii) marketing the Transactions or Parent as a prospective public company through the Transactions to investors or prospective investors.
ARTICLE VII
CONDITIONS
7.1Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
(a)Requisite Company Vote. The Requisite Company Vote has been obtained in accordance with applicable Law and the Organizational Documents of the Company.
(b)NASDAQ Listing. The shares of Parent Common Stock issuable to the holders of Company Ordinary Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.
(c)Regulatory Approvals. (i) CFIUS Approval shall have been obtained, and (ii) all other authorizations, consents, orders, approvals, filings and declarations, and all expirations of waiting periods required from, any Governmental Entity required for the consummation of the Transactions as set forth on Section 7.1(c) of the Company Disclosure Letter shall have been filed, occurred or been obtained (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including the approvals described in the foregoing clauses (i) and (ii), the “Requisite Regulatory Approvals”) and (iii) all such Requisite Regulatory Approvals shall be in full force and effect.
(d)Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.
(e)Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.
(f)Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Requisite Company Vote has been received.
(g)ISA. Either (A) Parent shall have obtained (i) the ISA Exemption and (ii) ISA and TASE approval of the Dual Listing Application or Parent, at its sole discretion, shall have elected to publish the Israeli Prospectus and received the approval of the ISA for the Israeli Prospectus.

(h)Adoption of New Stock Incentive Plan. Parent shall have provided the Company with evidence that the New Stock Incentive Plan has been adopted.
7.2Conditions to Obligation of Parent and Merger Sub. The respective obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
(a)Representations and Warranties. Each of the representations and warranties of the Company set forth in Section 4.1 (Organization, Good Standing and Qualification), Section 4.2 (Capital Structure of the Company) (except for de minimis inaccuracies), Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.6(b) (Absence of Certain Changes), Section 4.11 (Takeover Statutes; Stockholder Rights Agreements), and Section 4.24 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and  each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.
(c)No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(d)No Substantial Detriment. All Requisite Regulatory Approvals shall have been filed, occurred or been obtained (as applicable) and shall be in full force and effect without the imposition of any term, condition or consequence the acceptance of which would constitute a Substantial Detriment.
(e)MOD Approval. The MOD Approval shall have been obtained and shall be in full force and effect as of the Closing, without the imposition of any condition, term or consequence the acceptance of which would constitute a Substantial Detriment.
(f)Investment Center Approval. The Investment Center Approval, or other communication from the Investment Center providing an approval in principle regarding the change in ownership of the Company to be effected by the Merger, shall have been obtained.

(g)Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
(h)Specified Transaction. The Specified Transaction shall have been consummated; provided that (i) (A) if the Specified Transaction shall have failed to be consummated and (B) Parent and Merger Sub elect to waive the condition set forth in this Section 7.2(h), then Parent US Holding shall be entitled to receive the cash proceeds upon the closing of such Specified Transaction (and, for the avoidance of doubt, the other Sale Transaction) in accordance with Section 6.1(d) and Section 4.04 of the Cooperation Agreement; and (ii) the condition set forth in this Section 7.2(h) shall only be a condition precedent to Parent’s and Merger Sub’s obligation to consummate the Merger until December 31, 2022 (the “Specified Transaction Deadline”) (it being understood that if the Specified Transaction is reasonably likely to be consummated within thirty (30) days of the Specified Transaction Deadline), then, subject to and solely with the consent of the Parties (including for the avoidance of doubt, the Company) the Specified Transaction Deadline may be extended by up to three (3) one (1)-month increments until March 31, 2023 if so mutually agreed by the Parties.
7.3Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:
(a)Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure of Parent; Capitalization of Merger Sub) (except for de minimis inaccuracies), Section 5.3 (Corporate Authority; Approval), Section 5.6(b) (Absence of Certain Changes), and Section 5.10 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) each other representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b)Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
(d)Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.
ARTICLE VIII
TERMINATION
8.1Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Company Board and the Parent Board.
8.2Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the Parent Board, if:
(a)the Merger shall not have been consummated by 5:00 p.m., (Israel time) on June 30, 2023 (the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger prior to the Outside Date;
(b)the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or
(c)any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party that has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.
8.3Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by the Parent Board prior to the Effective Time, if:
(a)(i) the Company Board shall have made a Change of Recommendation; (ii) the Company shall have materially breached its obligations under Section 6.2 as a result of or in connection with any actions taken (or failed to be taken) by the Company’s Key Employees, financial advisors or legal advisors; or (iii) the Company shall have materially breached its obligations under Section 6.2 and such breach has resulted in receipt by the Company of any

Acquisition Proposal; provided that Parent will not have the right to terminate this Agreement pursuant to this Section 8.3(a) after the Requisite Company Vote is obtained;
(b)if at any time prior to the Effective Time, there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Parent to the Company or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(b) shall not be available to Parent if it has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or
(c)(i) the Specified Transaction shall not have been consummated by the Specified Transaction Deadline (as extended in accordance with Section 7.2(h)); (ii) (A) all conditions set forth in Section 7.1 and Section 7.2 (other than the condition set forth in Section 7.2(h)) have been and remain satisfied (other than such conditions as, by their nature, are only capable of being satisfied by the delivery of documents or the taking of any other action at the Closing, but subject to the satisfaction (or waiver) of such conditions at the Closing) and (B) the Company stands ready to consummate the Transactions on the date of such notice; and (iii) Parent delivers written notice to the Company that Parent has elected to terminate this Agreement pursuant to this Section 8.3(c) no later than three (3) Business Days following the Specified Transaction Deadline (as extended in accordance with Section 7.2(h)).
8.4Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company Board:
(a)prior to the time the Requisite Company Vote is obtained, if the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement in response to a Superior Proposal, in accordance with the terms and subject to the conditions of Section 6.2(d)(ii), and the Company, immediately prior to or concurrently with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;
(b)if at any time prior to the Effective Time, there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case, such that the conditions in Section 7.3(a) or Section 7.3(a) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by the Company to Parent or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(b) shall not be available to the Company if it has breached its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger; or

(c)if at any time from and after the date of this Agreement but prior to the Effective Time or earlier termination of this Agreement, Parent has materially breached its obligations under Section 6.21.
8.5Effect of Termination and Abandonment.
(a)Except to the extent provided in Section 8.5(b) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement and (ii) the provisions set forth in this Section 8.5, Article IX and Annex A shall survive the termination of this Agreement.
(b)In the event that this Agreement is terminated:
(i)by either the Company or Parent pursuant to Section 8.2(a) (Outside Date); by either the Company or Parent pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained); or by Parent pursuant to Section 8.3(b) (Company Material Breach)), and, in each case,
(A)prior to such termination, a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or publicly to any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification (1) at least five (5) Business Days prior to the date of termination, with respect to any termination pursuant to Section 8.2(a) (Outside Date) or Section 8.3(b) (Company Material Breach) or (2) at least five (5) Business Days prior to the date of the Company Shareholders Meeting, with respect to termination pursuant to pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained); provided that for purposes of this Agreement, an Acquisition Proposal with respect to the Company shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates, and
(B)within twelve (12) months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated an Acquisition Proposal or (2) there shall have been consummated an Acquisition Proposal with respect to the Company, then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2),
(ii)by Parent pursuant to Section 8.3(a) (Company Change of Recommendation; Material Breach of No Solicitation), then promptly, but in no event later than three Business Days after the date of such termination,

(iii)by the Company pursuant to Section 8.2(b) (Requisite Company Vote) at a time at which Parent would have been entitled to terminate this Agreement pursuant to Section 8.3(a)(ii) or Section 8.3(a)(iii) (Material Breach of No Solicitation) then promptly, but in no event later than one Business Day after the date of such termination,
(iv)by the Company pursuant to Section 8.4(a) (Company Fiduciary Out for Superior Proposal), then immediately prior to or concurrently with such termination, the Company shall, in the case of Sections 8.5(b)(i), 8.5(b)(ii), 8.5(b)(iii) and 8.5(b)(iv), within five (5) Business Days of such termination, pay a termination fee of $40,000,000 (the “Company Termination Fee”), in each case, to Parent by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c)In the event that this Agreement is terminated by Parent pursuant to Section 8.3(c) (Specified Transaction), Parent shall, within five (5) Business Days of such termination, pay a termination fee of $40,000,000 (the “Parent Termination Fee”) to the Company by wire transfer of immediately available cash funds. In no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion.
(d)The Parties hereby acknowledge and agree that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, (i) if the Company fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company or the fees set forth in this Section 8.5 or any portion of such fees, the Company shall pay to Parent or Merger Sub its and its Affiliates’ costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee rate published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment or (ii) if Parent fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the fees set forth in this Section 8.5 or any portion of such fees, Parent shall pay to the Company its and its Affiliates’ costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee rate published from time to time by The Wall Street Journal, Eastern Edition, as the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that any termination fee becomes payable by, and is paid by, the Company and accepted by Parent, or Parent and accepted by the Company, such fee shall be the Parent’s or the Company’s, as applicable, sole and exclusive remedy for monetary damages pursuant to this Agreement; provided, however, no such payment shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement.

ARTICLE IX
MISCELLANEOUS AND GENERAL
9.1Survival. Article I, this Article IX and the agreements of the Company, Parent and Merger Sub contained in Article III, Section 4.25 (No Other Representations or Warranties), Section 5.13 (No Other Representations or Warranties), Section 6.12 (Taxation), Section 6.13 (Expenses), Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), Section 6.19 (Surviving Corporation Matters), Section 8.5 (Effect of Termination and Abandonment), and the provisions that substantively define any related defined terms not substantively defined in Article I and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.
9.2Modification or Amendment; Waiver.
(a)Subject to the provisions of applicable Law and the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Company Vote, no amendment shall be made that by Law requires further approval by the shareholders of the Company without obtaining such further approval. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.
(b)No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
9.3Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.4Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.
(a)THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.
(b)Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.
(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE

TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).
9.5Specific Performance. Subject to this Section 9.5, each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement and to obtain or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.
9.6Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:
If to the Company:

RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya, Israel
Attention:	Dov Sella, CEO; Avi Israel, CFO
Telephone:	+972-76-5386200
Email:	dubi.sella@rada.com; avi.i@rada.com

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, NY 10020 USA
Attention:	Christopher Giordano Jon Venick
Telephone:	(212) 335-4522 (212) 335-4651
Email:	christopher.giordano@us.dlapiper.com jon.venick@us.dlapiper.com and to:

S. Friedman & Co., Law Offices Azrieli Town 146 Menachem Begin Road Tel Aviv 6492103 Israel
Attn:	Sarit Molcho
Telephone:	+972-3-6931931
Email:	saritm@friedman.co.il
If to Parent or Merger Sub:

Leonardo DRS, Inc.
2345 Crystal Drive
Arlington, VA 20222
Attention:	Mark A. Dorfman
Telephone:	(703) 416-7607
Email:	dorfman@drs.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street,
New York, New York, 10004
Attention:	Scott D. Miller
Telephone:	(212) 558-4000
Email:	MILLERSC@sullcrom.com
and to:

Herzog Fox & Neeman Law Offices 6 Yitzhak Sadeh Street Tel Aviv 6777506 Israel
Attn:	Ran Hai Nir Dash
Telephone:	+972-3-692-2020
Email:	ranh@herzoglaw.co.il; dashn@herzoglaw.co.il
9.7Entire Agreement.
(a)This Agreement (including the Exhibits), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which the Parties agree shall remain in full force and effect until the earlier to occur of (i) the Closing and (ii) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.
(b)Each Party acknowledges and agrees that the provisions set forth in Section 4.25 (No Other Representations or Warranties) and Section 5.13 (No Other Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for intentional or willful misrepresentation of material facts that constitute Fraud.
9.8Third Party Beneficiaries. Except from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and the Indemnified Parties (but only to the extent expressly provided for in Section 6.14 (Indemnification; Directors’ and Officers’ Insurance)) and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7(a) (Entire Agreement), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.9Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.
9.10Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this

Agreement, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.
9.11Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
9.12Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.14 (Indemnification; Directors’ and Officers’ Insurance), no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.10 (Fulfillment of Obligations), and any attempted or purported assignment or delegation in violation of this Section 9.12 shall be null and void; provided, however, that Parent may designate another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly owned Subsidiary as of the date of such designation; provided, further no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement unless the Parties enter into a novation.
9.13Definitions.
(a)Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
(b)Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
104H Tax Ruling	6.21(b)
2015 Plan	4.2(a)
2021 Plan	4.2(a)

Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(i)(E)
Alternative Offering	6.21
Anticorruption Law	4.10(d)
Applicable Date	Article IV
Bankruptcy and Equity Exception	4.3(a)
Book-Entry Share	2.2
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(d)(i)(E)
Change of Recommendation Notice	6.2(d)(ii)
Articles of Association	1.5
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Companies Registrar	1.3
Company	Preamble
Company 401(k) Plan	6.11(c)
Company Board	Recitals
Company Compensation Committee	2.5(b)
Company Disclosure Letter	Article IV
Company FOCI Mitigation Agreement	4.22
Company Government Contract	4.18(a)(xix)
Company Material Contracts	4.18(a)
Company Options	2.5(a)
Company Ordinary Shares	Recitals
Company Recommendation	4.3(b)
Company Reports	4.5(a)
Company Termination Fee	8.5(b)
Company Top Customer	4.19(a)
Company Top Supplier	4.19(a)
Company Unvested Option	2.5(a)
Company Vested Option	2.5(a)
Continuing Employees	6.11(a)
D&O Insurance	6.14(b)
Debt Financing	6.18
Dual Listing Application	6.3(a)
Dual Listing Arrangement	6.3(a)
Effective Time	1.3
Electing Holder	6.21(b)

Eligible Shares	2.1
Encumber	4.2(a)
Encumbrance	4.2(a)
Equity Pool	6.11(f)
Equity Reference Time	4.2(a)
Exchange Agent	3.1
Exchange Agent Undertaking	3.8(b)
Exchange Fund	3.1
Exchange Ratio	2.1
FAR	4.18(e)
ICL	Recitals
IDF	4.16(b)(xiv)
Indemnified Parties	6.14(a)
Insurance Policies	4.17
Israeli Employees	4.9(d)
ISA Exemptions	6.3(a)
Israeli Options Exemption	6.3(a)
Key Employees	4.9(i)
Letter of Transmittal	3.2(a)
Match Period	6.2(d)(ii)
Memorandum of Association	1.6
Merger	Recitals
Merger Consideration	2.1
Merger Notice	1.3
Merger Proposal	6.5
Merger Sub	Preamble
Merger Sub Board	Recitals
MOC Notice	6.6(g)
Multiemployer Plan	4.8(b)
Non-DTC Book-Entry Share	3.2(b)
Non-U.S. Company Benefit Plan	4.8(a)
Option Consideration	2.5(a)
Option Tax Ruling	6.20(a)
Original Date	6.4(b)
Outside Date	8.2(a)
Parent	Preamble
Parent 401(k) Plan	6.11(c)
Parent Affiliate Contract	5.11
Parent Board	Recitals
Parent Common Stock	2.1
Parent Disclosure Letter	Article V

Parent Preferred Stock	5.2(a)
Parent Reports	5.5(a)
Parent Stock Option	2.5(a)
Party/Parties	Preamble
Payor	3.8(a)
Post-Closing Equity Split	2.1
Potential Purchasers	6.6(e)
Potential Sale Transaction	6.6(e)
Privacy and Security Policies	4.16(b)(xvi)
Proxy/Prospectus	6.3(a)
Registered Intellectual Property Rights	4.16(a)
Registration Statement	6.3(a)
Related Party	4.21
Related Party Contract	4.21
Requisite Company Vote	4.3(a)
Requisite Regulatory Approvals	7.1(c)
Section 102 Plan	4.13(s)
Special Security Agreement	4.22
Stock Plans	4.2(a)
Stock Split	2.1
Substantial Detriment	6.6(d)
Surviving Corporation	1.1
Tail Period	6.14(b)
Takeover Statute	4.11(a)
Termination Date	6.11(c)
Transaction Litigation	6.16
Transactions	Recitals
Valid Tax Certificate	3.8(b)
Withholding Drop Date	3.8(b)
Withholding Tax Ruling	6.20(c)
Wireless Device License	6.6(f)
9.14Interpretation and Construction.
(a)The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(b)The Preamble, and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, exhibits to this Agreement unless otherwise specified herein.

(c)Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.
(d)All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement except as expressly provided otherwise herein. All references to “NIS” in this Agreement refer to New Israeli Shekels.
(e)Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.
(f)Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.
(g)The Company Disclosure Letter and Parent Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.
(h)The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(i)The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
(j)Any statement in this Agreement to the effect that any information, document or other material has been “made available” or “provided” shall mean that such information, document or material was: (i) filed with the SEC and publicly available on EDGAR in unredacted form at least two (2) Business Days before the execution of this Agreement; or (ii) available for review by Parent by 11:59 p.m. (Eastern Standard Time) on the day before the date of this Agreement in the “Project Falcon” virtual data room maintained by the Company with Intralinks in connection with the Transactions.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

RADA ELECTRONIC INDUSTRIES LTD.

By	/s/ Yossi Ben Shalom
Name: Yossi Ben Shalom
Title: Chairman of the Board

By	/s/ Dov Sella
Name: Dov Sella
Title: CEO

LEONARDO DRS, INC.

By	/s/ William J. Lynn III
Name: William J. Lynn III
Title: President and Chief Executive Officer

BLACKSTART LTD

By	/s/ Mark A. Dorfman
Name: Mark A. Dorfman
Title: Director
[Signature Page to Agreement and Plan of Merger]

Annex A
Certain Definitions
“102 Options” means Company Options subject to tax in accordance with Section 102(b)(3) of the Ordinance.
“102 Shares” means Company Ordinary Shares issued upon exercise of 102 Options and deposited with the 102 Trustee.
“102 Trustee” means IBI Trusts Management Ltd., the trustee nominated by the Company as trustee for the Stock Plans in accordance with Section 102.
“104H Interim Ruling” shall mean an interim approval confirming, among other matters, that Parent and anyone acting on its behalf shall be exempt from Israeli withholding Tax in relation to any payments or consideration made or deliverable with respect to an Electing Holder.
“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.
“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, consolidation, or similar transaction involving the Company and any third party other than Parent or any of its Subsidiaries (b) liquidation, dissolution, recapitalization, or other corporate reorganization (including spin-off or share exchange) or other similar transaction involving the Company, or (c) any acquisition (including, but not limited to, by way of tender offer, merger, share exchange, business combination or other similar transaction) by any Person or group (as defined under Section 13 of the Exchange Act) or any merger, consolidation, business combination, joint venture or similar transaction, in each case, resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions. For the avoidance of doubt, the Transactions and any other transaction among Parent, Merger Sub and the Company or any proposal, offer, inquiry or indication of interest relating thereto shall be deemed not to be an Acquisition Proposal.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).
Annex A-1

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Israeli Economic Competition Law, 5748-1988 and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Approvals” means filings, notices, reports, consents, registrations, approvals, permits, authorizations or statements of no objection (or similar).
“BIS” has the meaning set forth in the definition of “Trade Control Laws.”
“Business Day” means any day other than a Friday, Saturday or Sunday or a day on which banks in the City of New York, the Department of State of the State of Delaware or Tel Aviv, Israel are required or authorized by Law to close.
“CFIUS” means the Committee on Foreign Investment in the United States or any U.S. Governmental Entity acting in its capacity as a member of CFIUS or directly involved in CFIUS’s review of the Transactions.
“CFIUS Approval” means that any of the following shall have occurred: Parent and the Company have received written notice from CFIUS that (a) CFIUS has concluded that the Transactions are not “covered transactions” and not subject to review under the DPA; (b) CFIUS has concluded a review or investigation of the Transactions and has concluded all action under the DPA; or (c) CFIUS has sent a report to the President of the United States requesting the President’s decision and the President of the United States has announced a decision not to take any action to suspend or prohibit the Transactions or has failed to take any action within the timeframe set forth under the DPA; provided, however, that, if the written notice or Presidential decision contemplated in (b) or (c) requires or contemplates that Parent, the Company or any of their respective Affiliates to take, or agree to take, any action that, individually or in the aggregate, could reasonably be expected to constitute a Substantial Detriment, then the issuance of such written notice described in (b) or such Presidential decision described in (c) shall not constitute CFIUS Approval.
“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.
“Company Employee” means any current or former employee or director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.
Annex A-2

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:
(A)Effects of the announcement of this Agreement to the extent directly attributable or the Transactions, including (i) the identity of Parent, Merger Sub or any of their respective Affiliates, (ii) by reason of any communication by Parent or Merger Sub or any of their Affiliates regarding the plans or intentions of Parent and Merger Sub or their Affiliates with respect to the conduct of the business of the Company and its Subsidiaries following the Closing, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other Person (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions);
(B)Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which the Company or any of its Subsidiaries has material operations or in which any of the Company’s or any of its Subsidiaries’ products or services are sold;
(C)Effects that are the result of factors generally affecting the defense technology industry or geographical areas in which the Company and its Subsidiaries have material operations;
(D)changes or modifications in GAAP or in any Law or in the interpretation or enforcement thereof, after the date of this Agreement;
(E)any Effect proximately resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting the Company and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;
(F)any actions taken or failed to be taken by the Company or any of its Subsidiaries that are required to be taken by this Agreement (other than the obligations of the Company set forth in Section 6.1(a)) or as expressly requested by Parent of Merger Sub in writing;
Annex A-3

(G)a decline in the market price, or change in trading volume, of the Company Ordinary Shares on NASDAQ or TASE; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;
provided further that, with respect to clauses (B), (C), (D) and (E), such Effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in industries in which the Company and its Subsidiaries operate (and then only to the extent of such disproportionate impact).
“Company Options” means any outstanding options to purchase Company Ordinary Shares under the Stock Plans.
“Company Securities” mean any Company Ordinary Shares, any Company Options, any other shares of capital stock or securities of the Company or any securities convertible into or exchangeable for, or options, warrants or other rights to acquire any of the foregoing.
“Company Shareholders Meeting” means the meeting of shareholders of the Company to be held in connection with the Merger, as may be adjourned or postponed from time to time.
“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated January 31, 2022.
“Continuing Business License” means a continuation of the business licenses issued to the Company by the Municipality of Beit She’an, following the change of control of the Company contemplated by this Agreement.
“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation (including all amendments and supplements thereto).
“Cooperation Agreement” means the cooperation agreement to be entered into by and between Parent, Parent US Holding and Parent TopCo in the form attached hereto as Exhibit B.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“DCSA” means the Defense Counterintelligence and Security Agency.
“DDTC” has the meaning set forth in the definition of “Trade Control Laws.”
“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Debt Financing, including: (a) all credit agreements, credit
Annex A-4

agreement amendments, loan documents, intercreditor agreements and security documents pursuant to which the Debt Financing will be governed; (b) officer, secretary, perfection, solvency and other customary certificates, legal opinions, organizational documents, good standing certificates, lien searches, and resolutions in respect of the Debt Financing; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all stock certificates representing equity interests of the Company and its Subsidiaries (with transfer powers executed in blank), control agreements and issuer acknowledgments) as are requested by Parent or its Affiliates.
“Debt Financing Sources” means the entities that have committed to provide or arrange all or any part of the Debt Financing, including the parties to any credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees, agents and representatives involved in the Debt Financing and their respective successors and assigns, but excluding, for the avoidance of doubt, Parent and its Affiliates.
“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 et seq.
“DTC” means The Depositary Trust Company.
“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.
“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Shares” means Company Ordinary Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Company Ordinary Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977.
“FOCI” means foreign ownership, control, and influence.
Annex A-5

“Founder Shares” means the aggregate amount of awards of Parent restricted stock units as set forth on Section 1.1(a) of the Parent Disclosure Letter.
“Fraud” means actual fraud involving actual knowledge of an inaccurate or false representation or warranty that is contained in this Agreement or any certificate required to be delivered pursuant to this Agreement and that is made with the intent to cause the other Party to rely upon it and upon which such Party in fact relied.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“Government Bid” means any offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor and, if accepted or awarded, would result in a Company Government Contract.
“Government Grant” means any grant, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief, support or privilege (including approval to participate in a program or framework without receiving financial support), provided or made available by or on behalf of or under the authority of the government of the State of Israel or any other Governmental Entity, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries (whether pending or approved), including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA or any related authorities or programs, the ITA, the Investment Center, the BIRD Foundation or any other bi/multi-national or regional grant program, framework or foundation for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.
“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.
“Governmental Entity” means any United States, non-United States, regional, provincial, local, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.
Annex A-6

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.
“IIA” means the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).
“IIA Buy-Out Approval” means a binding certificate from the IIA, duly executed by the IIA in response to an application in a form and content approved by Parent, approving the unlimited use and transfer, in any manner, of any Company Intellectual Property (including any knowhow) related to the Company’s radar business which was funded by the IIA or is subject to IIA regulations and any rights thereto, outside of Israel, free or any restrictions, conditions or payments, other than payment of the IIA Fees, which binding certificate shall include a confirmation of the IIA Fees payable as of the Closing Date.
“IIA Fees” means a single one-time amount that is required to be paid to the IIA in connection with the IIA Buy-Out Approval, as determined by the IIA, in order to permit the unlimited use and transfer, in any manner, of the Company Intellectual Property (including any knowhow) related to the Company’s radar business outside of Israel free and clear of any Encumbrance imposed by the IIA.
“IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.
“ILA” shall mean the Israel Land Authority.
“ILA Approval” shall mean the approval of the ILA regarding the change in ownership of the Company to be effected by the Merger.
“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among the Company and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of
Annex A-7

determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.
“Intellectual Property Rights” means all rights anywhere in the world in or to: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (collectively, “Trademarks”); (ii) patents, patent applications, registrations, and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (iii) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) Internet domain names and URLs, and (vi) all other intellectual property, industrial or proprietary rights.
“Intervening Event” means any material positive Effect after the date of this Agreement on the financial condition, properties, assets, operations, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, that was not known by nor was reasonably foreseeable to the Company Board or Company management as of the date of this Agreement and the material consequences of which were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board and Company management prior to the receipt of the Requisite Company Vote. “Intervening Event” shall exclude any Effect related to (i) any Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto be taken into account for purposes of determining whether an Intervening Event has occurred; (ii) the fact that the Company meets any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such fact may be taken into consideration); (iii) the failure of Parent to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (it being understood that the underlying cause of such failure may be taken into consideration); or (iv) any change in the market price or change in the trading volume of the Company Ordinary Shares (it being understood that the underlying cause of any such change may be taken into consideration).
“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.
“Investment Center Approval” shall mean the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.
“IRS” means the United States Internal Revenue Service.
“ISA” shall mean the Israeli Securities Authority.
Annex A-8

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968.
“IT Assets” means computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all data stored therein or processed thereby, and all associated documentation.
“ITA” means the Israel Tax Authority.
“ITAR” has the meaning set forth in the definition of “Trade Control Laws.”
“Knowledge” when used in this Agreement (i) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.13 of the Company Disclosure Letter and (ii) with respect to Parent or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.13 of the Parent Disclosure Letter, in each case, after reasonable due inquiry.
“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, extension order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.
“Licenses” means all permits, licenses, certifications, clearances, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.
“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.
“Marketing Material” means bank books, bank information memoranda, and other information packages and marketing materials (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), in each case, prepared in connection with the Debt Financing that is customarily delivered in connection with debt financings of the type being arranged or otherwise reasonably requested by Parent or its Affiliates.
“MOD Approval” means the approval in writing of the Transactions including conditions imposed in relation to the appointment on or following the Closing of foreign nationals to the Company Board, by each of: (i) the Ministry of Defense’s Defense Export Control Agency; and (ii) the Director of Security of the Defense Establishment (מלמ"ב).
“NASDAQ” means the NASDAQ Stock Market.
Annex A-9

“New Stock Incentive Plan” means an equity incentive plan of the Parent mutually agreeable to the Parent and the Company.
“NISPOM” means the National Industrial Security Program Operating Manual, DoD Manual 5220.22-M as codified in 32 C.F.R. part 117 et seq., including any applicable provisions of supplements, amendments or revised editions thereof.
“Open Source License” means any license or other right to use Software that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works. Without limiting the foregoing, Open Source License includes the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, the Common Development and Distribution License, and any variant or derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative (www.opensource.org).
“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.
“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.
“Parent LTIP” means Parent’s Long-Term Incentive Plan.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Parent and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in
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determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:
(A)Effects of the announcement of this Agreement to the extent directly attributable or the Transactions, including (i) the identity of the Company or any of their respective Affiliates, (ii) by reason of any communication by the Company or any of their Affiliates regarding the plans or intentions of Parent and Merger Sub or their Affiliates with respect to the conduct of the business of Parent and its Subsidiaries (including the Company and its Subsidiaries) following the Closing, (iii) the failure to obtain any third-party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or any other Person (provided that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Transactions);
(B)Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in any jurisdiction in which the Parent or any of its Subsidiaries has material operations or in which any of the Parent’s or any of its Subsidiaries’ products or services are sold;
(C)Effects that are the result of factors generally affecting the defense contractor industry or geographical areas in which the Parent and its Subsidiaries have material operations;
(D)changes or modifications in GAAP or in any Law or in the interpretation or enforcement thereof, after the date of this Agreement;
(E)any Effect proximately resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (other than cyberattacks affecting Parent and its Subsidiaries), any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event (including the COVID-19 pandemic) or any other force majeure event;
(F)any actions taken or failed to be taken by the Parent or any of its Subsidiaries that are required to be taken by this Agreement (other than the obligations of the Parent set forth in Section 6.1(b)) or as expressly requested by the Company in writing;
provided further that, with respect to clauses (B), (C), (D) and (E), such Effect shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred to the extent it disproportionately adversely affects the Parent and its Subsidiaries compared to other companies of similar size operating in industries in which the Parent and its Subsidiaries operate (and then only to the extent of such disproportionate impact).
“Parent Permitted Acquisition” means any acquisitions (by asset purchase or exchange, stock purchase, merger, or otherwise) that (i) would not reasonably be expected to
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prevent or materially impair or materially delay consummation of the Transactions, and (ii) does not utilize any Parent Common Stock (or any security convertible into, or exchangeable or exercisable for shares of Parent Common Stock) as consideration.
“Parent TopCo” means Leonardo S.p.A., a company incorporated under the laws of Italy as a Società per Azioni.
“Parent US Holding” means Leonardo US Holding, Inc., a Delaware corporation.
“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the taxpayer is contesting in good faith through appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) purchase money Encumbrances on any property acquired by the Company or any of its Subsidiaries in the Ordinary Course; (d) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (e) variations, if any, between tax lot lines and property lines; (f) mortgages, deeds of trust and other security instruments, and ground leases and underlying leases encumbering the title, interest or estate of such landlords with respect to real property, each to the extent not in default and that do not, individually or in the aggregate, materially affect the continued ownership, rights to, use and/or operation (as applicable) of the applicable real property; (g) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, and (h) Encumbrances related to that certain floating lien for the benefit of the Israel Investment Center as set forth in the related bond dated May 26, 2020.
“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Personal Information” means any information that (i) identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with an individual, an individual’s device or household, or (ii) is otherwise considered “personally identifiable information,” “personal data” or a similar term under applicable Law.
“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.
“Proxy Agreement” means the Amended and Restated Proxy Agreement of Parent that is contemplated by the Commitment Letter, dated as of February 26, 2021, by and
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among Parent, Parent US Holding, Parent TopCo and the Defense Counterintelligence and Security Agency.
“RADA Sensors” means RADA Sensors Inc., a Delaware corporation.
“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.
“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.
“Registration Rights Agreement” means the registration rights agreement to be entered into by and between Parent, Parent US Holding and Parent TopCo in the form attached hereto as Exhibit A.
“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys in fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.
“Sale Transactions” means the transactions described on Section 1.1(d) of the Parent Disclosure Letter.
“Sanctioned Jurisdiction” means any country or territory subject to comprehensive economic sanctions or trade restrictions of the United States, the European Union, Israel or the United Nations that broadly prohibit or restrict dealings with such country, which as of the date of this Agreement include Cuba, Iran, North Korea, Syria, Lebanon and the Crimea and separatist (non-Ukrainian government)-controlled portions of the Donetsk and Luhansk regions of Ukraine.
“Sanctioned Person” means any Person, organization, or vessel with whom dealings are restricted or prohibited by any economic sanctions, trade restrictions, or similar restrictions imposed by the United States, the European Union, Israel or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) Israel, including the Ministry of Finance or Ministry of Defense; (B) the United States government, including the United States Department of Treasury, OFAC, the United States Department of Commerce’s BIS, and the United States Department of State’ DDTC; (C) the European Union; or (D) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Jurisdiction and (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in clause (i) or (ii) above.
“Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, including those enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) Israel, (iii) the European
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Union, (iv) any European Union member state, (v) the United Nations, (vi) the United Kingdom, or (vii) Japan.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the Securities and Exchange Commission.
“Section 102” means Section 102 of the Ordinance.
“Securities Act” means the Securities Act of 1933.
“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.
“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.
“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds (i) the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of that Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.
“Specified Transaction” means the transaction described on Section 1.1(b) of the Parent Disclosure Letter.
“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.
“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger
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involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by the Company pursuant to Section 6.2(d)(ii).
“TASE” shall mean Tel Aviv Stock Exchange Ltd.
“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, Medicare, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, required to be filed or supplied to Governmental Entity.
“Trade Control Laws” means all statutory and regulatory requirements of the United States, United Kingdom, European Union, Israel, and other jurisdictions to which the Company and its Subsidiaries’ activities are subject related to export controls (including the Israeli Defense Export Control Law-2007 administered by the Ministry of Defense’s Defense Export Control Agency, the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) and the International Traffic in Arms Regulations (“ITAR”) of the Directorate of Defense Trade Controls (“DDTC”)), trade embargoes, boycotts and anti-boycotts, imports of goods, and payment of custom duties.
“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”
“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights.”
“Trading Day” means any day on which Company Ordinary Shares are traded on the NASDAQ.
“U.S. Government” means the government of the United States of America, its agencies and instrumentalities.
“VWAP” means the volume-weighted average trading price of a Company Ordinary Share on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).
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“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would reasonably be expected cause a breach of this Agreement.
“WTO” means the Israeli Wireless Telegraph Ordinance [New Version], 1972 and all regulations promulgated thereunder.
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Exhibit A
Form of Registration Rights Agreement
See attached.

Exhibit B
Form of Cooperation Agreement
See attached.